UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2022

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Inc

ITEM

1. 2Q22 Earnings Release
2. Unaudited condensed consolidated interim financial information for the three and six- month periods ended June 31, 2022 and 2021.

1

CI&T Reports Solid Second Quarter 2022 Financial and Operational Results

New York - August 17, 2022 /Business Wire/ - CI&T (NYSE: CINT, “Company”), a global digital specialist, today announces its results for the second quarter of 2022 (2Q22) and the six months ended on June 30, 2022 (6M22) in accordance with International Financial Reporting Standards (IFRS). For comparison purposes, we refer to the results for the second quarter of 2021 (2Q21) and for the six months ended on June 30, 2021 (6M21).

Second Quarter (2Q22) Operating and Financial Highlights

●        Net Revenue of R$525.0 million, 67% higher than 2Q21, or 73% growth in constant currency.

●        The number of clients with annual revenue above R$1 million in the last twelve months grew from 110 in 1Q22 to 127 in 2Q22.

●        Net Profit was R$26.0 million, a 42% reduction compared to 2Q21.

●        Adjusted EBITDA was R$100.4 million, a 36% growth year-over-year, equivalent to an Adjusted EBITDA margin of 19.1%.

●        Adjusted Net Profit was R$52.3 million, 16% higher than 2Q21. Adjusted net profit margin was 10%.

●        CI&T ended 2Q22 with 6,768 CI&Ters, a net addition of 2,734 employees (68% growth) compared to the end of 2Q21.

Six months ended June 30, 2022 (6M22) Operating and Financial Highlights

●        Net Revenue was R$1,016.9 million, an increase of 66% compared 6M21.

●        Net Revenue growth at constant currency was 74% compared to 6M21.

●        Net Profit was R$55.2 million, a decrease of 35% in relation to 6M21.

●        Adjusted EBITDA was R$186.5 million, 31% higher than 6M21, with an Adjusted EBITDA margin of 18.3%.

●        Adjusted Net Profit was R$93.3 million, an increase of 10% compared to 6M21.

"We are glad to present another set of great quality results, combining sound profitability with sustainable growth," commented Cesar Gon, founder and CEO of CI&T. "The main factors contributing to our higher growth pace have been the expansion of our engagement with existing clients, the addition of new clients every quarter, and our programmatic M&A strategy."

"We continue to see a robust demand environment and are confident in our ability to generate great value to our clients through digital transformation and digital efficiency capabilities at speed and scale. In July, Forrester, a leading global market research company, positioned CI&T as a Leader in The Forrester Wave: Modern Application Development Services, in its report. The recognition is a result of CI&T’s dedication to empowering organizations to maintain competitive innovation in their digital initiatives by enabling the creation of new business capabilities and operational models in a fast-paced market."

2

Comments on the 2Q22 and 6M22 financial performance

Net Revenue

Revenue (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Net Revenue	525,015	315,324	66.5%	1,016,887	611,616	66.3%
Net Revenue at Constant Currency (1)	549,961	317,995	72.9%	1,065,309	611,905	74.1%

(1)    Net Revenue at Constant Currency is a non-GAAP measure that translates Net revenue from entities reporting in foreign currencies into Brazilian reais eliminating period-to-period currency fluctuations. See Non-IFRS Financial Measures section for more information.

In 2Q22, net revenue was R$525.0 million, an increase of 66.5% compared to 2Q21. The acquisitions of Somo and Box 1824 concluded in the 6M22 contributed to 13 percentage points of revenue growth in the quarter. The U.S. continues to be the largest growing market organically for CI&T, while the growth in Europe was mainly due to the acquisition of Somo in 1Q22. We reduced our top one client's share from 24% in 2Q21 to 16% in 2Q22, and our top ten client's share reduced from 73% in 2Q21 to 52% in 2Q22.

The appreciation of the Brazilian Real (BRL) in the quarter1 in relation to the U.S. dollar (USD) and the British Pound (GBP) impacted the conversion of the revenue from our operations in North America and Europe, which represents around 50% of our revenues. Net revenue at constant currency would have been R$550.0 million, a 73% growth compared to 2Q21.

In terms of industry verticals, financial services and food and beverages continue to be our most relevant markets, while technology, media, and telecom (TMT) and retail and manufacturing have been growing and gaining relevance in our portfolio of clients. We continue to diversify our client base by adding 17 new clients in 2Q22 with annual revenue above R$1.0 million in the last twelve months, from 110 in 1Q22 to 127 in 2Q22.

Revenue Breakdown

Net Revenue by industry (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Financial Services	161,466	111,268	45.1%	315,064	210,089	50.0%
Food and Beverages	107,988	88,112	22.6%	202,056	172,169	17.4%
Technology, Media and Telecom	69,690	30,142	131.2%	137,443	62,491	119.9%
Pharmaceuticals and Cosmetics	70,568	45,798	54.1%	133,990	87,604	52.9%
Retail and Manufacturing	31,624	18,232	73.4%	67,053	34,210	96.0%
Education and Services	16,965	11,446	48.2%	36,653	23,638	55.1%
Logistic and Transportation	17,596	4,923	257.4%	34,632	10,155	241.0%
Others	49,118	5,403	809.2%	89,996	11,260	699.3%
Total	525,015	315,324	66.5%	1,016,887	611,616	66.3%

1 BRL appreciated, on average, 19.7% relative to the GBP and 7.4% relative to the USD in 2Q22, compared with the same period of 2021 (Source: Brazilian Central Bank).

3

Net Revenue by geographic (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
NAE (North America and Europe)	267,464	159,187	68.0%	508,993	312,810	62.7%
North America	219,304	152,574	43.7%	423,244	301,584	40.3%
Europe	48,160	6,613	628.3%	85,749	11,226	663.8%
LATAM (Latin America)	242,574	146,641	65.4%	477,280	277,818	71.8%
APJ (Asia, Pacific and Japan)	14,977	9,496	57.7%	30,614	20,988	45.9%

Cost of Services Provided and Adjusted Gross Profit

Gross Profit (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Net Revenue	525,015	315,324	66.5%	1,016,887	611,616	66.3%
Cost of Services	(341,502)	(205,768)	66.0%	(670,494)	(394,140)	70.1%
Gross Profit	183,513	109,556	67.5%	346,393	217,476	59.3%
Adjustments
Depreciation and amortization (cost of services provided)	10,295	6,551	57.2%	19,614	12,776	53.5%
Stock-based compensation	(361)	181	-	821	233	253.0%
Adjusted Gross Profit (1)	193,447	116,287	66.4%	366,828	230,484	59.2%
Adjusted Gross Profit Margin (1)	36.8%	36.9%	0p.p	36.1%	37.7%	-1.6p.p

(1)    Adjusted Gross Profit and Adjusted Gross Profit margin are Non-IFRS measures. See Non-IFRS financial measures section for more information.

The cost of services provided in 2Q22 reached R$341.5 million, an increase of 66.0% compared to 2Q21, and the gross profit was R$183.5 million. Excluding costs with depreciation and amortization and the stock-based compensation, the adjusted gross profit in 2Q22 was R$193.5 million, 66.4% higher than 2Q21, with an adjusted gross profit margin of 36.8%. CI&T ended 2Q22 with 6,768 CI&Ters, a headcount growth of 68% (net addition of 2,734 employees) compared to the end of 2Q21.

The gross profit margin in 2Q22 remained relatively flat year over year. In 6M22, the gross margin reduced 1.6 percentage points compared to 6M21, due to the impact of foreign exchange rate variation in the period, and M&A, as recently acquired companies have lower margins.

4

SG&A and Other Expenses

SG&A expenses (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Selling	(39,962)	(18,801)	112.6%	(75,091)	(37,780)	98.8%
General and administrative	(78,390)	(28,328)	176.7%	(143,311)	(54,054)	165.1%
SG&A expenses	(118,352)	(47,129)	151.1%	(218,402)	(91,834)	137.8%
Other income (expenses) net (1)	(3,969)	(184)	n.m	(4,484)	1,406	-
Impairment loss on trade receivables and contract assets	356	2,891	-87.7%	(710)	(367)	93.5%
SG&A and other operating expenses	(121,965)	(44,422)	174.6%	(223,596)	(90,795)	146.3%

(1)      Include research and technological innovation expenses

Selling, General and Administrative (SG&A) expenses grew 151.1% in 2Q22 compared to 2Q21, mainly explained by (i) an increase in expenses associated with the expansion of the hiring and attracting teams, aligned with our revenue and headcount growth; (ii) acquisition-related expenses, including amortization of intangible assets from acquired companies; and (iii) the strengthening of our back-office teams in light of our IPO.

Adjusted EBITDA

Adjusted EBITDA (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Net profit for the period	25,999	44,722	-41.9%	55,222	84,337	-34.5%
Adjustments
Net financial cost	17,533	1,989	781.5%	34,245	3,686	829.1%
Income tax expense	18,016	18,423	-2.2%	33,330	38,658	-13.8%
Depreciation and amortization	24,205	8,224	194.3%	43,596	16,019	172.2%
Stock-based compensation	(106)	328	-	1,133	501	126.1%
Consulting expenses	6,395	237	n.m	9,090	462	n.m
Government grants	(115)	(9)	n.m	(174)	(1,414)	-87.7%
Write-off (1)	-	-	0.0%	1,548	-	0.0%
Acquisition-related expenses (2)	8,464	-	0.0%	8,464	-	0.0%
Adjusted EBITDA (3)	100,391	73,915	35.8%	186,454	142,249	31.1%
Adjusted EBITDA Margin (3)	19.1%	23.4%	-4.3p.p	18.3%	23.3%	-4.9p.p

(1)Non-cash expenses related to the inventory of property, plant, and equipment of Dextra, a recently acquired company.

(2)Include fair value adjustment on accounts payable for business combination and acquisition-related retention bonuses.

(3)Adjusted EBITDA and Adjusted EBITDA margin are Non-IFRS measures. See Non-IFRS financial measures section for more information.

5

In 2Q22, Adjusted EBITDA was R$100.4 million, an increase of 35.8% compared to 2Q21. Adjusted EBITDA margin was 19.1% in the quarter, a reduction of 4.3 percentage points compared to the same quarter of last year, due to the increase in SG&A expenses, as explained above. Sequentially, the adjusted EBITDA margin improved to 19.1% in 2Q22 from 17.5% in 1Q22, as a result of seasonal effects, such as gradual price readjustments on our contracts and a higher utilization rate.

Net Financial Expenses - Net financial expenses were R$17.5 million in 2Q22, compared to R$2.0 million in 2Q21, mainly due to the debt raised in July 2021 to finance the Dextra acquisition in the amount of R$650 million.

Depreciation and  Amortization - Depreciation and amortization expenses totaled R$24.2 million in 2Q22, an increase of R$15.9 million compared to 2Q21, mainly due to the amortization of R$11.3 million from intangible assets from acquired companies.

Income tax expense - In 2Q22, income tax expense was R$18.0 million, a reduction of 2.2% lower compared to 2Q21. In the 6M22, income tax expense was R$33.3 million, a reduction of 13.8% year over year, while the income tax paid (cash effect) was R$21.1 million in the period, equivalent to a cash tax rate of 17%.

Net Profit and Adjusted Net Profit

Net Profit (in BRL thousand)	2Q22	2Q21	Var. 2Q22 x 2Q21	6M22	6M21	Var. 6M22 x 6M21
Net profit for the period	25,999	44,722	-41.9%	55,222	84,337	-34.5%
Adjustments
Consulting expenses	6,395	237	n.m	9,090	462	n.m
Write-off (1)	-	-	0.0%	1,548	-	0.0%
Acquisition-related expenses (2)	19,859	-	0.0%	27,488	-	0.0%
Adjusted Net Profit (3) (4)	52,253	44,959	16.2%	93,347	84,799	10.1%
Adjusted Net Profit Margin (3)	10.0%	14.3%	-4.3p.p	9.2%	13.9%	-4.7p.p

(1)	Non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra.
(2)	Include amortization of intangible assets from acquired companies, fair value adjustment on accounts payable for business combination and acquisition-related retention bonuses.
(3)	Adjusted Net profit and Adjusted net profit margin are Non-IFRS measures. See Non-IFRS financial measures section for more information.
(4)	Adjustments' amounts are gross of tax. Tax effects on non-IFRS adjustments totaled R$111 thousand negative in 2Q22, R$81 thousand negative in 2Q21, R$661 thousand negative in 6M22, and R$157 thousand negative in 6M21.

In 2Q22, net profit was R$26.0 million, 41.9% lower than 2Q21. Adjusted net profit was R$52.3 million, 16.0% higher than 2Q21, equivalent to an adjusted net profit margin of 10.0%. The reduction in the adjusted net profit margin was mainly due to higher SG&A and financial expenses.

Business Outlook

We expect our net revenue in the third quarter of 2022 to be at least R$540 million compared to our net revenue of R$376 million in the third quarter of 2021, a 46% growth at constant currency or a 44% growth on a reported basis.

For the full year of 2022, we are updating our outlook, mainly to reflect foreign exchange variation in the period. We expect net revenue growth of at least 55% year-over-year on a constant currency basis and net revenue growth on a reported basis of at least 49%, which includes a negative foreign currency translation impact of approximately 6 percentage points.

In addition, we estimate our adjusted EBITDA margin to be at least 19% for the full year of 2022, assuming an average exchange rate of 5.10 Brazilian Reais to the U.S. dollar for the full year.

These expectations are forward-looking statements and actual results may differ materially. See "Cautionary Statement on Forward-Looking Statements" below.

6

Conference Call Information

Cesar Gon, Bruno Guicardi, Stanley Rodrigues and Eduardo Galvão will host a video conference call to discuss the 2Q22 and 6M22 financial and operating results on August 18 at 8:00 a.m. Eastern Time / 9:00 a.m. BRT. The earnings call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or at the following link: https://youtu.be/bO6R_oXKC3Q.

About CI&T

CI&T is a global digital specialist, a partner in end-to-end digital transformation for 100+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 9 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 6,700 professionals in strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency.

Basis of accounting and functional currency

CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited condensed consolidated interim financial statements and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit, Adjusted Net Profit Margin, Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may differ from those used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of our operations’ historical and current financial performance.

CI&T is not providing a quantitative reconciliation of forward-looking Non-IFRS Net Revenue Growth at Constant Currency and Adjusted EBITDA to the most directly comparable IFRS measure because it is unable to reasonably predict the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, stock-based compensation expense, acquisition-related expenses, the tax effect of non-IFRS adjustments and other items. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

We calculate Net Revenue at Constant Currency and Net Revenue Growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange average rates from the prior period to show changes in our revenue without giving effect to period-to-period currency fluctuations. Reported Net Revenue in 2021 considers the FX rate at the end of each month, while Net Revenue at Constant Currency considers the average FX rate for the period.

In calculating Adjusted Gross Profit, we exclude cost components unrelatedto the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock-based compensation expenses.

In calculating Adjusted EBITDA, we exclude components unrelated to the direct management of our services. For the periods herein, the adjustments were: (i) consulting expenses related to corporate reorganization, the initial public offering, and acquisition-related activities; (ii) government grants related to tax reimbursement in the Chinese subsidiary; (iii) stock-based compensation expenses; (iv) non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra, and (v) acquisition-related expenses, including fair value adjustment on accounts payable for business combination and retention bonuses.

In calculating Adjusted Net Profit, we exclude cost components unrelated to the direct management of our services. For the periods herein, the adjustments applied were: (i) consulting expenses related to corporate reorganization, and the initial public offering, and as well as mergers and acquisition-related activities, (ii) non-cash expenses related to the inventory of property, plant, and equipment of the recently acquired Dextra and (iii) acquisition-related expenses, including amortization of intangible assets from acquired companies, fair value adjustment on account payables for business combination, and retention bonuses.

7

Cautionary Statement on Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra, Somo and Box 1824; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr

8

Unaudited condensed consolidated statement of profit or loss

(In thousands of Brazilian Reais)

	Quarter ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net Revenue	525,015	315,324	1,016,887	611,616
Costs of services provided	(341,502)	(205,768)	(670,494)	(394,140)
Gross Profit	183,513	109,556	346,393	217,476
Selling expenses	(39,962)	(18,801)	(75,091)	(37,780)
General and administrative expenses	(78,390)	(28,328)	(143,311)	(54,054)
Research and technological innovation expenses	-	-	-	(4)
Impairment loss on trade receivables and contract assets	356	2,891	(710)	(367)
Other income (expenses) net	(3,969)	(184)	(4,484)	1,410
Operating profit before financial income and tax	61,548	65,134	122,797	126,681
Finance income	53,306	16,379	122,888	25,428
Finance cost	(70,839)	(18,368)	(157,133)	(29,114)
Net finance costs	(17,533)	(1,989)	(34,245)	(3,686)
Profit before Income tax	44,015	63,145	88,552	122,995
Income tax expense	(18,016)	(18,423)	(33,330)	(38,658)
Current	(17,115)	(21,040)	(22,523)	(34,558)
Deferred	(901)	2,617	(10,807)	(4,100)
Net profit for the period	25,999	44,722	55,222	84,337
Earnings per share
Earnings per share – basic (in R$)	0.20	0.37	0.42	0.70
Earnings per share – diluted (in R$)	0.20	0.37	0.42	0.69

9

Unaudited condensed consolidated statements of financial position

(In thousands of Brazilian Reais)

Assets	June 30, 2022	December 31, 2021	Liabilities and equity	June 30, 2022	December 31, 2021
Cash and cash equivalents	104,190	135,727	Suppliers and other payables	24,655	33,566
Financial Investments	253,304	798,786	Loans and borrowings	183,465	164,403
Trade receivables	416,728	340,519	Lease liabilities	27,548	21,214
Contract assets	231,695	134,388	Salaries and welfare charges	214,367	234,173
Recoverable taxes	17,196	7,785	Accounts payable for business combination	113,559	48,923
Tax assets	1,016	2,810	Loss adjustments on hedge accounting	49,330	-
Gain adjustments on hedge accounting	9,595	-	Derivatives	7,033	535
Derivatives	7,736	896	Tax liabilities	8,482	13,345
Other assets	36,592	29,994	Other taxes payable	11,610	5,423
Total current assets	1,078,052	1,450,905	Contract liability	11,771	13,722
			Other liabilities	20,942	13,669
Recoverable taxes	3,587	3,046	Total current liabilities	672,762	548,973
Deferred tax assets	22,954	31,989
Judicial deposits	9,337	3,079	Loans and borrowings	489,777	624,306
Restricted cash - Escrow account and indemnity asset	33,975	-	Lease liabilities	55,688	60,674
Other assets	3,950	2,974	Provisions	14,586	633
Property, plant and equipment	60,962	57,721	Accounts payable for business combination	67,627	36,803
Intangible assets and goodwill	1,078,187	738,803	Other liabilities	1,739	1,660
Right-of-use assets	73,998	73,827	Total non-current liabilities	629,417	724,076
Total non-current assets	1,286,950	911,439
			Equity
			Share capital	37	36
			Share premium	929,984	915,947
			Capital reserves	23,796	10,105
			Profit reserves	181,179	125,957
			Other comprehensive income	(72,173)	37,250
			Total equity	1,062,823	1,089,295

Total assets	2,365,002	2,362,344	Total equity and liabilities	2,365,002	2,362,344

10

Unaudited condensed consolidated statement of cash flow

(In thousands of Brazilian Reais)

	June 30, 2022	June 30, 2021
Net profit for the period	55,222	84,337
Adjustments for:
Depreciation and amortization	43,596	16,019
Loss on the sale of property, plant and equipment and intangible assets	2,025	448
Interest, monetary variation and exchange rate changes	10,164	(1,168)
Exchange rate changes and monetary adjustments on accounts payable for business combinations	(6,420)	-
Exchange variation on escrow account related to Somo acquisition	2,668	-
Interest on lease	4,233	2,617
Unrealized loss (gain) on financial instruments	314	(2,405)
Income tax expenses	33,330	38,658
Impairment losses on trade receivables	101	307
Impairment losses on contract assets	609	60
Provision for labor and tax risks	385	2
Share-based plan	1,133	390
Income on financial investments	(651)	-
Fair value adjustment - accounts payable for business combination	5,123	-
Others	-	(42)
Variation in operating assets and liabilities
Trade receivables	(74,260)	(56,123)
Contract assets	(88,256)	(42,805)
Recoverable taxes	(8,498)	440
Tax assets	(158)	(461)
Judicial deposits	(6,258)	7
Suppliers and other payables	(31,796)	2,349
Salaries and welfare charges	(27,461)	2,427
Tax liabilities	8,958	(14,088)
Other taxes payable	986	1,130
Contract liabilities	(3,058)	(5,807)
Other receivables and payables, net	(9,140)	(2,786)
Cash (used in)/ generated from operating activities	(87,109)	23,506
Income tax paid	(21,074)	(23,321)
Interest paid on loans and borrowings	(38,379)	(1,966)
Interest paid on lease	(3,174)	(2,607)
Net cash used in operating activities	(149,736)	(4,388)
Cash flows from investment activities:
Acquisition of property, plant and equipment and intangible assets	(15,520)	(17,164)
Acquisition of subsidiary net of cash acquired - Box 1824	(19,040)	-
Acquisition of subsidiary net of cash acquired - Somo	(247,764)	-
Escrow deposit (acquisition of Somo)	(23,061)	-
Hedge accounting realization	16,134	-
Redemption of financial investments	514,394	-
Net cash from / used in investment activities	225,143	(17,164)
Cash flow from financing activities:
Share-based plan contributions	-	691
Dividends paid	-	(71,039)
Exercised stock options	8,785	-
Interest on equity, paid	-	(460)
Payment of lease liabilities	(12,576)	(7,854)
Proceeds from loans and borrowings	133,789	88,496
Settlement of derivatives	(656)	-
Payment of loans and borrowings	(244,384)	(68,265)
Net cash from financing activities	(115,042)	(58,431)
Net decrease in cash and cash equivalents	(39,635)	(79,983)
Cash and cash equivalents as of January 1st	135,727	162,827
Exchange variation effect on cash and cash equivalents	8,098	5,713
Cash reduction due to spin-off effect	-	(7,752)
Cash and cash equivalents as of June 2022 and 2021	104,190	80,805

11

CI&T

Inc.

Unaudited condensed consolidated

interim financial statements

June 30, 2022

12

Content

Unaudited condensed consolidated statements of financial position	#
Unaudited condensed consolidated statements of profit or loss	#
Unaudited condensed consolidated statements of other comprehensive income	#
Unaudited condensed consolidated statements of changes in equity	#
Unaudited condensed consolidated statement of cash flows	#
Notes to the unaudited condensed consolidated interim financial statements	#

13

CI&T Inc.

Unaudited condensed consolidated statement of financial position as of June 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

Assets	Note	June 30, 2022	December 31, 2021	Liabilities and equity	Note	June 30, 2022	December 31, 2021
Cash and cash equivalents	6.1	104,190	135,727	Suppliers and other payables		24,655	33,566
Financial investments	6.2	253,304	798,786	Loans and borrowings	12	183,465	164,403
Trade receivables	7	416,728	340,519	Lease liabilities	11.b	27,548	21,214
Contract assets	19	231,695	134,388	Salaries and welfare charges	13	214,367	234,173
Recoverable taxes		17,196	7,785	Accounts payable for business combination	14	113,559	48,923
Tax assets		1,016	2,810	Loss adjustments on hedge accounting	24.2	49,330	-
Gain adjustments on hedge accounting	24.2	9,595	-	Derivatives	24.3	7,033	535
Derivatives	24.3	7,736	896	Tax liabilities		8,482	13,345
Other assets	8	36,592	29,994	Other taxes payable		11,610	5,423
				Contract liability		11,771	13,722
Total current assets		1,078,052	1,450,905	Other liabilities		20,942	13,669
				Total current liabilities		672,762	548,973
Recoverable taxes		3,587	3,046
Deferred tax assets		22,954	31,989
Judicial deposits	15	9,337	3,079
Restricted cash - Escrow account and indemnity asset	2/14	33,975	-
Other assets	8	3,950	2,974	Loans and borrowings	12	489,777	624,306
Property, plant and equipment	9	60,962	57,721	Lease liabilities	11.b	55,688	60,674
Intangible assets and goodwill	10	1,078,187	738,803	Provisions	15	14,586	633
Right-of-use assets	11.a	73,998	73,827	Accounts payable for business combination	14	67,627	36,803
				Other liabilities		1,739	1,660
Total non-current assets		1,286,950	911,439
				Total non-current liabilities		629,417	724,076
				Equity	18
				Share capital		37	36
				Share premium		929,984	915,947
				Capital reserves		23,796	10,105
				Profit reserves		181,179	125,957
				Other comprehensive income		(72,173)	37,250
				Total equity		1,062,823	1,089,295
Total assets		2,365,002	2,362,344	Total equity and liabilities		2,365,002	2,362,344

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

14

CI&T Inc.

Unaudited condensed consolidated statements of profit or loss
For the three-month and six-month period ended on June 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Net revenue	19	1,016,887	525,015	611,616	315,324
Costs of services provided	20	(670,494)	(341,502)	(394,140)	(205,768)
Gross profit		346,393	183,513	217,476	109,556
Selling expenses	20	(75,091)	(39,962)	(37,780)	(18,801)
General and administrative expenses	20	(143,311)	(78,390)	(54,054)	(28,328)
Research and technological innovation expenses	20	-	-	(4)	-
Impairment loss on trade receivables and contract assets	20	(710)	356	(367)	2,891
Other income (expenses) net	20	(4,484)	(3,969)	1,410	(184)
Operating expenses net		(223,596)	(121,965)	(90,795)	(44,422)
Operating profit before financial income and tax		122,797	61,548	126,681	65,134
Finance income	21	122,888	53,306	25,428	16,379
Finance cost	21	(157,133)	(70,839)	(29,114)	(18,368)
Net finance costs		(34,245)	(17,533)	(3,686)	(1,989)
Profit before income tax		88,552	44,015	122,995	63,145
income tax expense
Current		(22,523)	(17,115)	(34,558)	(21,040)
Deferred		(10,807)	(901)	(4,100)	2,617
Net profit for the period		55,222	25,999	84,337	44,722
Earnings per share
Earnings per share – basic (in R$)	23	0.42	0.20	0.70	0.37
Earnings per share – diluted (in R$)	23	0.42	0.20	0.69	0.37

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

15

CI&T Inc.

Unaudited condensed consolidated statement of other comprehensive income

For the six-month period ended on June 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Net profit for the period		55,222	25,999	84,337	44,722
Other comprehensive income (OCI):
Item that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments	18.f	(69,688)	23,687	8,651	(6,155)
Cash flow hedges - effective portion of changes in fair value	24.2	(39,735)	(4,011)	-	-
Total comprehensive (loss) income for the period		(54,201)	45,675	92,988	38,567
Total comprehensive (loss) income attributed to
owners of the Company		(54,201)	45,675	92,988	38,567
Total comprehensive (loss) income for the period		(54,201)	45,675	92,988	38,567

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

16

CI&T Inc.

Unaudited condensed consolidated statement of changes in equity

For the six-month period ended on June 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

					Profit reserves
	Notes	Share capital	Share premium	Capital reserve	Legal reserve	Retained earnings reserve	Retained earnings	Other comprehensive income	Total equity
Balances as of December 31, 2021		36	915,947	10,105	-	125,957	-	37,250	1,089,295
Net profit for the period		-	-	-	-	-	55,222	-	55,222
Business combination (Somo)	2.2	-	14,037	-	-	-	-	-	14,037
Business combination (Box)	2.3	-	-	4,124	-	-	-	-	4,124
Exercise of share options	17/18.a	1	-	8,893	-	-	-	-	8,894
Share-based compensation	17.a	-	-	674	-	-	-	-	674
Exchange variation in foreign investments, net of tax effects	18.f	-	-	-	-	-	-	(69,688)	(69,688)
Cash flow hedges - effective portion of changes in fair value	24.2	-	-	-	-	-	-	(39,735)	(39,735)
Balances as of June 30, 2022		37	929,984	23,796	-	125,957	55,222	(72,173)	1,062,823
Balances as of December 31, 2020		68,968	-	6,764	13,793	95,515	-	13,420	198,460
Net profit for the period		-	-	-	-	-	84,337	-	84,337
Spin-off of the CI&T IOT		(9,426)	-	597	-	-	-	-	(8,829)
Merger of Hoshin		-	-	108	-	-	-	-	108
Additional dividends related to 2020 approved at the extraordinary general meeting (EGM) held on April 30, 2021	18.e	-	-	-	-	-	(40,363)	-	(40,363)
Exchange variation in foreign investments, net of tax effects	18.f	-	-	-	-	-	-	8,651	8,651
Share-based compensation	17.d	-	-	1,081	-	-	-	-	1,081
Interest on equity	18.e	-	-	-	-	-	(3,069)	-	(3,069)
Balances as of June 30, 2021		59,542	-	8,550	13,793	95,515	40,905	22,071	240,376

 The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

17

CI&T Inc.

Unaudited condensed consolidated statement of cash flows

For the six-month period ended on June 30, 2022 and 2021

(In thousands of Brazilian Reais – R$)

	Note	June 30, 2022	June 30, 2021
Cash flow from operating activities
Net profit for the period		55,222	84,337
Adjustments for:
Depreciation and amortization	9, 10, 11	43,596	16,019
Loss on the sale of property, plant and equipment and intangible assets	9, 10	2,025	448
Interest, monetary variation and exchange rate changes		10,164	(1,168)
Exchange rate changes and monetary adjustments on accounts payable for business combinations	14	(6,420)	-
Exchange variation on escrow account related to Somo acquisition		2,668	-
Interest on lease	12	4,233	2,617
Unrealized loss (gain) on financial instruments		314	(2,405)
Income tax expenses		33,330	38,658
Impairment losses on trade receivables	7	101	307
Impairment losses on contract assets	19	609	60
Provision for labor and tax risks	15	385	2
Share-based plan	17.d	1,133	390
Income on financial investments		(651)	-
Fair value adjustment - accounts payable for business combination	14	5,123	-
Others		-	(42)
Variation in operating assets and liabilities
Trade receivables		(74,260)	(56,123)
Contract assets		(88,256)	(42,805)
Recoverable taxes		(8,498)	440
Tax assets		(158)	(461)
Judicial deposits		(6,258)	7
Suppliers and other payables		(31,796)	2,349
Salaries and welfare charges		(27,461)	2,427
Tax liabilities		8,958	(14,088)
Other taxes payable		986	1,130
Contract liabilities		(3,058)	(5,807)
Other receivables and payables, net		(9,140)	(2,786)
Cash (used in)/ generated from operating activities		(87,109)	23,506
Income tax paid		(21,074)	(23,321)
Interest paid on loans and borrowings	12	(38,379)	(1,966)
Interest paid on lease	12	(3,174)	(2,607)
Net cash used in operating activities		(149,736)	(4,388)
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(15,520)	(17,164)
Acquisition of subsidiary net of cash acquired – Box 1824	2.3.e	(19,040)	-
Acquisition of subsidiary net of cash acquired - Somo	2.2.e	(247,764)	-
Escrow deposit (acquisition of Somo)	2.2.a	(23,061)	-
Hedge accounting realization		16,134	-
Redemption of financial investments	6.2	514,394	-
Net cash from / used in investment activities		225,143	(17,164)
Cash flow from financing activities
Share-based plan contributions		-	691
Dividends paid		-	(71,039)
Exercised stock options	17.a	8,785	-
Interest on equity, paid		-	(460)
Payment of lease liabilities	11	(12,576)	(7,854)
Proceeds from loans and borrowings	12	133,789	88,496
Settlement of derivatives		(656)	-
Payment of loans and borrowings	12	(244,384)	(68,265)
Net cash from financing activities		(115,042)	(58,431)
Net decrease in cash and cash equivalents		(39,635)	(79,983)
Cash and cash equivalents as of January 1st		135,727	162,827
Exchange variation effect on cash and cash equivalents		8,098	5,713
Cash reduction due to spin-off effect		-	(7,752)
Cash and cash equivalents as of June 30		104,190	80,805

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

18

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Notes to the unaudited condensed consolidated interim financial statements

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1            Reporting Entity

CI&T Inc. (“CI&T” and/or “Company”), previously named CI&T Cayman, is a publicly held company incorporated in the Cayman Islands in June 2021, headquartered at Rua Dr. Ricardo Benetton Martins, 1000, Pólis de Tecnologia, in the City of Campinas, State of São Paulo, Brazil (see note 18.c). As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries where most of the Company’s operations are located. The Company’s subsidiaries are mainly engaged in the development of customizable software through implementation of software solutions, including Machine Learning, Artificial Intelligence (AI), Analytics, Cloud and Mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

Unless otherwise indicated or if the context otherwise requires, all references in these unaudited condensed consolidated interim financial statements to “CI&T Brazil” refer to the subsidiary CI&T Software S.A.

On November 10, 2021, the Company completed its initial public offering (“IPO”) (see note 17) and offered 15,000,000 Class A common shares, of which 11,111,111 were offered by CI&T Inc. and 3,888,889 were offered by certain selling shareholders. The IPO price per Class A common share was US$ 15.00. On November 15, 2021, the IPO was concluded with the total offering of US$ 225,000, of which the Group received net proceeds of R$ 860,993 (US$ 156,667), after deducting the underwriting discounts and commissions. The Company incurred incremental costs directly attributable to the public offering in the amount of R$ 66,876, net of taxes. The Group Class A common shares are traded on the New York Stock Exchange, or NYSE, under the symbol “CINT”.

  Corporate restructuring

CI&T Inc. to become the holding entity of CI&T Software S.A. (“CI&T Brazil”) in connection with the initial public offering. Prior to the IPO, CI&T Inc. had not begun operations, had nominal assets and liabilities, and no material contingent liabilities or commitments.

On October 4, 2021, CI&T established, as a sole member, the subsidiary CI&T Delaware LLC (“CI&T Delaware”). The main office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808. On November 8, 2021, all CI&T Brazil’s shares were contributed to CI&T Delaware and, subsequently the CI&T Delaware’s shares were transferred to CI&T Inc. Until this corporate reorganization, CI&T Brazil, an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date.

The Group accounted for the restructuring as a business combination of entities under common control, and the pre-combination carrying amounts of CI&T Brazil are included in the CI&T’s consolidated financial statements with no fair value uplift. Thus, these unaudited condensed consolidated interim financial statements reflect:

(i)	The historical operating results and financial position of CI&T Brazil prior the restructuring;

19

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

(ii)	The assets and liabilities of CI&T Brazil and its then subsidiaries at their historical cost;
(iii)	The number of ordinary shares issued by CI&T, as a result of the restructuring is reflected retroactively to January 1, 2020, for purposes of calculating earnings per share;
(iv)	CI&T Brazil shares were contributed in CI&T Delaware at its book value as of November 8, 2021;
(v)	As the remaining equity reserves of CI&T Brazil are no longer applicable to CI&T, they were added to the initial capital reserve balance (see note 18.c).

2            Business combination

2.1 Business combination - Dextra

On June 26, 2021, the CI&T Brazil entered into a purchase agreement to acquire 100% of the shareholding control of Dextra Investimentos S.A. (“Dextra Holding”) and its subsidiaries (“Dextra Group”). On July 22, 2021, the transaction was approved by the Administrative Council for Economic Defense (CADE). All conditions precedent were met on August 10, 2021, the date on which the closing term of the acquisition was formalized, and the CI&T Brazil obtained the shareholding control of the Dextra Group. Dextra Group is primarily involved in customized software development.

The total consideration of acquisition in the purchase agreement was R$ 800,000. The Company paid R$ 650,000 on August 10, 2021, and R$ 50,938 on December 2, 2021. The remaining balance was paid on the first anniversary of the closing date (August 10, 2022).

a)     Consideration transferred on the acquisition date

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	700,938
Accounts payable for business combination (note 14)	82,635
Accounts payable	45,726
Retained amount (i)	30,000
Other	6,909
Total consideration transferred (Note 2.1.d)	783,573

(i)    The amount of R$ 30,000 related to a portion of the remaining balance payable was retained for any materialized contingencies, which will be paid on the fifth anniversary of the closing date.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,109 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

20

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date (August 2021):

Assets	Fair value
Current
Cash and cash equivalents	8,216
Trade receivables (a)	56,313
Recoverable taxes	1,668
Other assets	2,386
Current assets	68,583
Non-current
Recoverable taxes	3,932
Property, plant and equipment	9,149
Intangible assets (i)	148,523
Right-of-use assets	5,414
Non-current assets	167,018
Total assets	235,601

Liabilities	Fair value
Current
Suppliers	5,627
Lease liabilities	3,105
Salaries and welfare charges	23,436
Tax liabilities	10,569
Contract liabilities	1,933
Other liabilities	26
Current liabilities	44,696
Non-current
Other liabilities	18
Lease liabilities	3,035
Non-current liabilities	3,053
Total liabilities	47,749
Total identifiable net assets acquired (Note 2.1.d)	187,852

(a)   Gross contractual amount receivable is R$ 56,854 and R$ 541 is not expected to be collected.

(i) According to the purchase price on August 10, 2021:
Fair value
Network software (note 10)	191
Internally developed software (note 10)	22,613
Customer relationship (note 10)	88,961
Non-compete agreement (note 10)	16,257
Brands (note 10)	20,501
Total intangible assets at fair value (note 10)	148,523

21

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Measurement of fair values

The following fair values have been determined on the assumptions:

  The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 1.4 year.

  The fair value estimate for non-compete agreement was calculated based on the “With and Without” method. Its useful life is 5 years.

  The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 7.4 years.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.1.a	783,573
Fair value of identifiable net assets	2.1c	(187,852)
Goodwill (note 10)		595,721

Goodwill is attributable mainly to the skills and technical talent of Dextra’s work force and the synergies expected to be achieved from integrating the Company. The recognized goodwill is deductible for tax purposes during the merger, which was occurred on December 31, 2021. This tax benefit is occurring from January 2022.

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.1.a	700,938
Less: Balances acquired	2.1.c	(8,216)
Net outflow of cash - investing activities		692,722

2.2 Business combination - Somo

On January 14, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of Somo Global Ltd ("Somo") and its subsidiaries (“Somo Group”), a digital product agency headquartered in the United Kingdom (UK. On January 27, 2022, after all conditions precedent were met, the acquisition was formalized, and the Company obtained the shareholding control of the Somo Group. Somo has offices in the UK, USA and Colombia.

22

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The total consideration of acquisition in the purchase agreement was R$ 454,271 as detailed below. The Company paid R$ 363,837 (£47,970), of which R$ 16,134 were related to the exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) designated as hedging instruments (see note 24.2.a.2), on January 27, 2022. The remaining balance payable retained for any materialized contingences was paid on June 3, 2022, per an amount of R$ 5,688 (£939), after negotiation agreed per both parties.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	340,777
Escrow account	23,061
Retained amount (i) (note 14)	7,206
Earn-out (ii) (note 14)	59,868
Other (note 14)	2,465
Class A common shares issued (iii)	14,037
Total consideration transferred (note 2.2.d)	447,414

(i)	The amount of R$ 7,206 (£ 1,000) is related to a portion of the remaining balance payable was retained for any materialized contingencies.
(ii)	The Agreement also contemplates an earn-out clause of up to R$ 59,868 (£ 8,307) based on future performance (see note 14). As of June 30, 2022, the earn-out clause was updated to R$ 56,066 (£ 8,798).
(iii)	Issuance of new 225,649 Class A common shares in connection with the transaction, per a total amount of R$ 14,037, issued to electing sellers in accordance with the Agreement.

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$ 2,601 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

23

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Assets	Fair value
Current
Cash and cash equivalents	98,701
Trade receivables (a)	38,677
Contract assets	13,359
Recoverable taxes	275
Other assets	2,454
Current assets	153,466
Non-current
Deferred taxes	8,061
Property, plant and equipment (note 9)	2,359
Right-of-use assets	6,800
Intangible assets (i) (note 10)	57,285
Non-current assets	74,505
Total assets	227,971

Liabilities	Fair value
Current
Suppliers and other payables	30,409
Loans and borrowings (note 12)	25,213
Lease liabilities	4,440
Contract liabilities	730
Tax liabilities	3,948
Salaries and welfare charges	9,668
Other liabilities	11,295
Current liabilities	85,703
Non-current
Loans and borrowings (note 12)	9,267
Lease liabilities	2,360
Other liabilities	406
Non-current liabilities	12,033
Total liabilities	97,736
Total identifiable net assets acquired (note 2.2.d)	130,235

   (a)    Gross contractual amount receivable is R$ 38,703 and R$ 26 is not expected to be collected.

24

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

(i) According to the purchase price on January 27, 2022:
Fair value
Customer relationship (note 10)	49,539
Brands (note 10)	7,746
Total intangible assets at fair value (note 10)	57,285

Measurement of fair values

The following fair values have been determined on the assumptions:

●	The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 15 months.
●	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 227 months.

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.2.a	447,414
Fair value of identifiable net assets	2.2.c	(130,235)
Goodwill (note 10)		317,179

Goodwill is attributable mainly to the skills and technical talent of Somo’s work force and the synergies expected to be achieved from integrating the Company (at transaction date £41,485).

e)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.2.a	340,777
Retained amount payment	14	5,688
Less: Balances acquired (i)	2.2.c	(98,701)
Net outflow of cash - investing activities		247,764

(i) As of June 30, 2022, the outflow of cash used in operating activities is R$40,951 thousand, and the outflow of cash used in financing activities is R$28,720 thousand.

25

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

2.3 Business combination – Box 1824

On June 1, 2022, the Company entered into a Sale and Purchase Agreement (“Agreement”) to acquire 100% of the shareholding control of BOX 1824 PLANEJAMENTO E MARKETING LTDA ("Box 1824"), an award-winning future-focused strategic consulting firm headquartered in São Paulo, Brazil, to accelerate its global strategic capabilities.

The total consideration of acquisition in the purchase agreement was R$ 34,737 as detailed below. The Company paid R$ 20,768, on June 1, 2022.

On June 30,2022, the Company performed a preliminary valuation analysis of the fair value of Box 1824 assets acquired and liabilities assumed. This preliminary valuation has been used to prepare the transaction accounting adjustments in the unaudited condensed interim statements of financial position.

The final measurement may include changes in the measurement of goodwill and changes in the fair value of intangible assets. The Company estimated the fair value to such assets and liabilities, based on available information and certain estimates and assumptions and, therefore, the actual effects of these transactions may differ from the transaction accounting adjustments. The Company expects to finalize the valuation of all assets and liabilities by September 30, 2022.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date:

Cash	20,768
Retained amount (i) (note 14)	8,871
Share based payment – vested immediately (note 18.c)	4,124
Other (note 14)	974
Total consideration transferred (note 2.3.d)	34,737

(i)

The amount of R$ 8,871 is related to a portion of the remaining balance payable that was retained for any materialized contingencies. The remaining balance will be paid in the next three years, on each anniversary of the closing date.

b)     Preliminary acquisition-related cost

The Company incurred preliminary acquisition-related costs of R$ 207 on legal fees and due diligence costs. These costs have been recognized in “general and administrative expenses”.

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June 30, 2022

c)      Preliminary identifiable assets acquired and liabilities assumed

The following table summarizes the preliminary recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	1,728
Trade receivables (a)	1,695
Contract assets	1,878
Recoverable taxes	104
Other assets	312
Current assets	5,717
Non-current
Property, plant and equipment (note 9)	51
Intangible assets (i) (note 10)	11,981
Non-current assets	12,032
Total assets	17,749

Liabilities	Fair value
Current
Suppliers and other payables	533
Contract liabilities	1,242
Tax liabilities	988
Salaries and welfare charges	454
Contingent liabilities (note 15)	13,583
Other liabilities	6
Current liabilities	16,806
Non-current
Tax liabilities	1,952
Deferred Tax	4,066
Non-current liabilities	6,018
Total liabilities	22,824
Total preliminary identifiable net assets acquired (note 2.3.d)	(5,075)

 (a)      Gross contractual amount receivable is R$ 1,696 and R$ 1 is not expected to be collected.

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Unaudited condensed consolidated interim financial statements

June 30, 2022

(i) According to the preliminary purchase price on May 31, 2022:
Fair value
Customer relationship (note 10)	6,430
Brands (note 10)	5,530
(-) Deferred tax (i)	(4,066)
Total preliminary intangible assets at fair value (note 10)	7,894
(i)	The identifiable assets acquired in the Box 1824 business combination are recognized at their fair values at the acquisition date. The taxable temporary difference arises which in a deferred tax liability. The resulting deferred tax liability affects goodwill.

Preliminary measurement of fair values

The following preliminaries fair values have been determined on the assumptions:

●	The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 252 months.
●	The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 91 months.

d)     Preliminary Goodwill

The preliminary Goodwill arising from the acquisition has been recognized as follows:

	Note	Goodwill
Consideration transferred	2.3.a	34,737
Fair value of identifiable net assets	2.3.c	5,075
(-) Indemnity asset (i)		(13,583)
Goodwill (note 10)		26,229

(i)

The amount of R$ 13,583 is related to an indemnification asset recognized at the acquisition subsequently measured on the same basis of the unmaterialized labor contingencies liability assumed (note 15). This indemnification asset will be derecognized when the rights to it will be ceased.

Goodwill is attributable mainly to the skills and technical talent of Box 1824’s work force and the synergies expected to be achieved from integrating the Company.

a)      Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Note	Amount
Cash consideration	2.3.a	20,768
Less: Balances acquired	2.3.c	(1,728)
Net outflow of cash - investing activities		19,040

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CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2022, have been prepared in accordance with IAS 34 – Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021. This financial statement does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these unaudited condensed consolidated interim financial statements was authorized by the Company’s Management and Audit Committee on August 17, 2022.

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian Reais (“R$”), which is the Company's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Company's financial statements are Brazilian Reais, US dollar, Yen, Euro, Australian dollar, Pound sterling and Colombian peso as the Company’s subsidiaries have the following functional currencies: CI&T Brazil has the local currency, the Brazilian Reais, as its functional currency; CI&T Inc (USA) and Somo Global Inc have the local currency, the US dollar, as their functional currency; CI&T Japan Inc has the local currency, Yen, as its functional currency; CI&T Portugal has the local currency, Euro, as its functional currency; CI&T Australia has the local currency, Australian dollar, as its functional currency; CI&T United Kingdom, Somo Global and Somo Custom have the local currency, the Pound sterling, as their functional currency; and Somo Global SAS has the local currency, the Colombian peso, as its functional currency. When applicable, all the amounts presented in these currencies are rounded to the nearest thousands, except when otherwise indicated.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Company's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively.

a.            Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

●	Note – 11.b - lease term: whether the Group is reasonably certain to exercise extension options.
●	Note – 19 - revenue recognition: whether service revenue is recognized over time or at point in time.

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b.            Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next fiscal year is included in the following note:

●	Note 2 – acquisition of subsidiaries: fair value of the consideration transferred, fair value of the assets acquired, and liabilities assumed.
●	Note 10 - Impairment test of intangible assets and goodwill: assumptions regarding projections of generation of future cashflows.

c.            Measurement of fair values

Several of the Company’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value that includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the accounting standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are classified at different levels in a hierarchy based on the information (inputs) used in the valuation techniques as follows:

●	Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities.
●	Level 2: Inputs, except for quoted prices, included in Level 1, which are observable for the asset or liability, either directly (prices) or indirectly (derived from prices).
●	Level 3: Inputs for the asset or liability, which are not based on observable market data (unobservable inputs).

Additional information on the assumptions used to measure fair values is included in the following notes:

●	Note 2 – business combination - acquisition of subsidiaries;
●	Note 17 – share-based payment transactions; and
●	Note 24 – financial instruments.

6            Cash and cash equivalents and financial investments

6.1 Cash and cash equivalents

.	June 30, 2022	December 31, 2021
Cash and cash equivalents	62,902	69,720
Short-term financial investments	41,288	66,007
Total	104,190	135,727

Short-term financial investments are represented by fixed income securities, with interest rate ranging from 90% to 103.5% on June 30, 2022 (100% to 103% as of December 31, 2021) of the changes of Interbank Deposit Certificate (CDI) variation which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

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CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

6.2 Financial investments

	June 30, 2022	December 31, 2021
Financial investments	253,304	798,786
Total	253,304	798,786

The changes in the balances are as follows:

Balance as of January 1, 2022	798,786
Effect of movements in exchange rates	(15,604)
Income on financial investments	651
Redemption of financial investments	(514,395)
Hedge accounting realization	(16,134)
Balance as of June 30, 2022	253,304

As of June 30, 2022, the balance of R$ 253,304 (US$ 48,359) (R$ 798,786 (US$ 143,139) as of December 31, 2021) is allocated between an interest-bearing account and time deposits. Both instruments are in USD, and they bear interest rates ranging from 0.12% to 0.65% p.a., and such accounts present immediate liquidity. The Company holds USD amount for short-term commitments in the same currency. A foreign currency exposure arises from these financial investments held in USD, since the amount may be subject to a significant exchange rate once translated to BRL. Part of the Company’s financial investments is addressed for forecast transactions, so hedge accounting is applied to hedge exposures to exchange variations (for further information about cash flow hedge accounting, see note 24).

7            Trade receivables

The balances of trade receivables are presented, as follows:

	June 30, 2022	December 31, 2021
Trade receivables - US market	255,484	226,154
Trade receivables - Brazil market	112,931	101,122
Trade receivables - Other markets	48,627	14,302
(-) Expected credit losses	(314)	(1,059)
Trade receivables, net	416,728	340,519

The balances of trade receivables by maturity date are as follows:

	June 30, 2022	December 31, 2021
Not due	358,359	319,450
Overdue:
from 1 to 60 days (i)	50,033	20,020
61 to 360 days	8,090	1,564
Over 360 days	560	544
Total	417,042	341,578

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CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

(i)	As of June 30, 2022, the balance of trade receivables overdue from 1 to 60 days of R$ 50,033 (R$ 20,020 as of December 31, 2021), refers to a series of individual clients. The Group considers these extensions and delays as expected in its credit risk analysis.

The movement of impairment loss on trade receivables is as follows:

Balance as of January 1, 2022	(1,059)
Provision	(449)
Reversal	348
Write-off	655
Exchange variation	191
Balance as of June 30, 2022	(314)
Balance as of January 1, 2021	(692)
Provision	(4,705)
Reversal	4,398
Exchange variation	33
Balance as of June 30, 2021	(966)

8            Other assets

	June 30, 2022	December 31, 2021
Prepaid expenses (a)	35,480	29,743
Rental security deposits	1,970	2,471
Suppliers’ advances	141	162
Other	2,951	592
Total	40,542	32,968
Current	36,592	29,994
Non-current	3,950	2,974
Total	40,542	32,968

(a)   Prepaid expenses are mostly comprised of prepaid insurance, mainly related to directors’ and officers’ liability insurance, consulting, software support prepayments.

9            Property, plant and equipment

	June 30, 2022	December 31, 2021
IT equipment	41,238	35,230
Furniture and fixtures	5,860	6,283
Leasehold improvements (a)	13,843	16,051
Property, plant and equipment in progress	21	157
Total	60,962	57,721

(a)   Improvements are depreciated on a straight-line basis based over the duration of the lease agreement.

32

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The changes in the balances are as follows:

	IT equipment	Furniture and fixtures	Vehicles	Leasehold Improvements	In progress property, plant and equipment	Hardware devices	Total
Cost:
Balance as of January 1, 2021	34,852	12,941	86	28,292	222	487	76,880
Exchange rate changes	(193)	(175)	-	(262)	-	-	(630)
Spin-off	(128)	(3)	-	-	(313)	(625)	(1,069)
Additions	13,892	63	-	23	214	138	14,330
Disposals	(243)	(150)	(86)	(363)	(43)	-	(885)
Transfers	-	-	-	75	(75)	-	-
Balance as of June 30, 2021	48,180	12,676	-	27,765	5	-	88,626

Balance as of December 31, 2021	63,640	13,869	-	30,915	157	-	108,581
Exchange rate changes	(1,181)	(287)	-	(525)	-	-	(1,993)
Addition due to business combination (note 2.2.c/2.3.c)	2,356	53	-	-	-	-	2,409
Additions	13,682	240	-	26	79	-	14,027
Disposals	(4,385)	(469)	-	(5,096)	(19)	-	(9,969)
Transfers	6	-	-	190	(196)	-	-
Balance as of June 30, 2022	74,118	13,406	-	25,510	21	-	113,055

Depreciation:
Balance as of January 1, 2021	(19,445)	(6,577)	(59)	(11,832)	-	(196)	(38,109)
Exchange rate changes	106	87	-	143	-	-	336
Investment spin-off	9	2	-	-	-	280	291
Additions	(4,004)	(735)	(5)	(1,699)	-	(84)	(6,527)
Disposals	62	129	64	371	-	-	626
Balance as of June 30, 2021	(23,272)	(7,094)	-	(13,017)	-	-	(43,383)

Balance as of December 31, 2021	(28,410)	(7,586)	-	(14,864)	-	-	(50,860)
Exchange rate changes	632	103	-	150	-	-	885
Additions	(7,899)	(705)	-	(1,682)	-	-	(10,286)
Disposals	2,797	642	-	4,729	-	-	8,168
Balance as of June 30, 2022	(32,880)	(7,546)	-	(11,667)	-	-	(52,093)

Balance as of:
December 31, 2021	35,230	6,283	-	16,051	157	-	57,721
June 30, 2022	41,238	5,860	-	13,843	21	-	60,962

The Group does not have property, plant or equipment pledged as collateral.

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CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

10            Intangible assets and goodwill

.	June 30, 2022	December 31, 2021
Network software	2,704	2,399
Internally developed software	3,169	3,911
Software in progress	842	391
Customer relationship (i)	131,471	84,195
Non-compete agreement (i)	12,381	13,897
Brands (i)	19,008	14,541
Subtotal	169,575	119,334
Goodwill (ii)	908,612	619,469
Total	1,078,187	738,803

(i)	Refers to customer relationship, non-compete agreement and brands arising from acquisition of a) Dextra Technologies S.A., on August 10, 2021 (note 2.1.c), b) Somo Global Ltd, on January 27, 2022 (note 2.2.c) and c) Box 1824, in June, 2022 (note 2.3.c).
(ii)	Refers to goodwill arising from acquisitions of: a) CI&T IN Software Ltda., which was merged into the subsidiary CI&T Software in 2014 in the amount of R$ 2,871, b) CI&T Japan Inc. in 2015 in the amount of R$ 982 (R$ 1,233 as of December 31, 2021), c) acquisition of Comrade Inc. in 2017, in the amount of R$ 18,438 (R$ 19,644 as of December 31, 2021), which was merged into the subsidiary CI&T Inc; d) Dextra Technologies S.A., on August 10, 2021, in the amount of R$ 595,721 (note 2.1.d); e) Somo in 2022 in the amount of R$ 264,370 (R$ 317,179 as of January, 27, 2022) and f) Box 1824 in 2022 in the amount of R$ 26,229.

34

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The change in the balances of intangible assets as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2021	9,732	13,351	115	-	-	-	14,570	37,768
Exchange rate changes	(11)	-	-	-	-	-	-	(11)
Additions	1,783	778	273	-	-	-	-	2,834
Balance as of June 30, 2021	11,504	14,129	388	-	-	-	14,570	40,591
Balance as of December 31, 2021	11,942	16,581	391	88,961	13,462	20,501	619,469	771,307
Additions due to business combination Somo (note 2.2)	-	-	-	49,539	-	7,746	317,179	374,464
Additions due to business combination Box (note 2.3)	16	-	-	6,430	-	5,536	26,229	38,211
Exchange rate changes	(43)	-	-	-	-	-	(54,265)	(54,308)
Additions	768	-	725	-	-	-	-	1,493
Write-off	(788)	-	(32)	-	-	-	-	(820)
Transfers	50	192	(242)	-	-	-	-	-
Balance as of June 30, 2022	11,945	16,773	842	144,930	13,462	33,783	908,612	1,130,347
Amortization:
Balance as of January 1, 2021	(8,636)	(10,966)	-	-	-	-	-	(19,602)
Exchange rate changes	10	-	-	-	-	-	-	10
Additions	(344)	(778)	-	-	-	-	-	(1,122)
Balance as of June 30, 2021	(8,970)	(11,744)	-	-	-	-	-	(20,714)
Balance as of December 31, 2021	(9,543)	(12,670)	-	(4,766)	435	(5,960)	-	(32,504)
Exchange rate changes	68	-	-	-	-	-	-	68
Additions	(514)	(934)	-	(8,693)	(1,516)	(8,815)	-	(20,472)
Write-off	748	-	-	-	-	-	-	748
Transfers	-	-	-	-	-	-	-	-
Balance as of June 30, 2022	(9,241)	(13,604)	-	(13,459)	(1,081)	(14,775)	-	(52,160)
Balance at:
December 31, 2021	2,399	3,911	391	84,195	13,897	14,541	619,469	738,803
June 30, 2022	2,704	3,169	842	131,471	12,381	19,008	908,612	1,078,187

Impairment test – Goodwill

For the period ended June 30, 2022, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill.

35

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

11            Leases

  Right-of-use assets

	June 30, 2022	December 31, 2021
Properties	65,696	69,441
Vehicles	8,231	4,173
IT equipment	71	213
Total	73,998	73,827

Some of the Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remaining rental expenses for the period totaled R$ 3,335 as of June 30, 2022 (R$ 3,426 as of June 30, 2021).

The changes to balances of the right-of-use are:

	Properties	Vehicles	IT equipment	Total
Cost:
Balance as of January 1, 2021	88,549	5,008	851	94,408
Exchange rate changes	(1,949)	(7)	-	(1,956)
Additions	6,467	706	-	7,173
Derecognition of right-of-use assets	(1,364)	(692)	-	(2,056)
Balance on June 30, 2021	91,703	5,015	851	97,569
Balance as of January 1, 2022	107,640	6,372	851	114,863
Additions due to business combination	6,800	-	-	6,800
Exchange rate changes	(2,868)	-	-	(2,868)
Additions	4,018	5,550	-	9,568
Derecognition of right-of-use assets	(1,189)	(870)	-	(2,059)
Balance on June 30, 2022	114,401	11,052	851	126,304
Depreciation:
Balance as of January 1, 2021	(22,090)	(2,199)	(354)	(24,643)
Exchange rate changes	389	7	-	396
Depreciation	(7,241)	(987)	(142)	(8,370)
Derecognition of right-of-use assets	1,175	495	-	1,670
Balance on June 30, 2021	(27,767)	(2,684)	(496)	(30,947)
Balance on January 1, 2022	(38,200)	(2,199)	(638)	(41,037)
Exchange rate changes	770	-	-	770
Depreciation	(11,275)	(1,421)	(142)	(12,838)
Derecognition of right-of-use assets	-	799	-	799
Balance on June 30, 2022	(48,705)	(2,821)	(780)	(52,306)
Net balance at:
December 31, 2021	69,440	4,173	213	73,826
June 30, 2022	65,696	8,231	71	73,998

36

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

  Lease liabilities

	Average discount rate (per year)	June 30, 2022	December 31, 2021
Properties	9.19% (2021: 10.88%)	74,446	77,366
Vehicles	18.11% (2021: 14.54%)	8,704	4,285
IT equipment	7.70% (2021: 7.70%)	86	237
Total		83,236	81,888
Current		27,548	21,214
Non-current		55,688	60,674
Total		83,236	81,888

The change in lease liabilities is disclosed in the reconciliation of change in liabilities to cash flows in note 12.

37

bCI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

12            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

	Currency	Average interest rate per year (%)	Year of maturity	June 30, 2022	December 31, 2021
Itaú (i)	USD	4.82% p.a.	2022	315	2,349
Citibank - CI&T Inc. (iii)	USD	Libor 3 months rate + 1.90%	2022	-	11,164
Banco do Brasil (ii)	USD	3.68% p.a.	2022	48,748	56,551
Citibank (ii)	USD	4.06% p.a. / 2.47% p.a.	2023	24,413	28,328
Bradesco (i)	BRL	CDI + 1.10% p.a	2023	6,677	11,684
Citibank (ii)	USD	3.80% p.a.	2023	9,988	-
Bradesco (ii)	USD	3.98% p.a.	2023	14,865	-
Santander Bank S/A (iv)	BRL	CDI + 1.60% p.a.	2026	-	204,047
Bradesco (i)	BRL	CDI + 1.75% p.a.	2026	309,295	306,417
Citibank (i)	USD	Libor 3 months rate + 2.07%	2026	143,126	168,169
Santander - CI&T Inc. (v)	USD	5.02% p.a.	2026	115,815	-
Total				673,242	788,709

(i)	Export credit note - NCE: Refers to financing to export software development services.
(ii)	Advance on Foreign Exchange Contract (ACC).
(iii)	Refers to Revolving Credit Facility.
(iv)	Refers to Law 4131 - Foreign currency loans granted by the banks abroad to a Brazilian company. Loan settled in advance in May 2022.
(v)	Refers to working capital loan.

These balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

	June 30, 2022	December 31, 2021
Current	183,465	164,403
Non-current	489,777	624,306
Total	673,242	788,709

The principal balances of long-term loans and borrowings as of June 30, 2022, mature as follows:

Maturity

2023	56,925
2024	115,938
2025	171,955
2026	144,959
Non-current liabilities	489,777

38

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Net Equity	Total
	Loans and borrowings	Leases (Note 11.b)	Share premium and Reserves
Balance as of December 31, 2021	788,709	81,888	1,052,045	1,922,642
Changes in cash flow from financing activities
Proceeds from loans and borrowings	133,789	-	-	133,789
Loan and borrowings payments, and lease payments	(244,384)	(12,576)	-	(256,960)
Proceeds from exercise of share options	-	-	8,893	8,893
Total changes in financing cash flows	(110,595)	(12,576)	8,893	(114,278)
Exchange rate changes	4,466	(2,200)	-	2,266
Other changes - liabilities
Additions due to business combination	34,481	6,800	-	41,281
New leases	-	9,568	-	9,568
Interest expenses	32,823	4,233	-	37,056
Interest paid	(38,379)	(3,174)	-	(41,553)
Other borrowing/lease costs	(38,263)	(195)	-	(38,458)
Lease write-offs	-	(1,108)	-	(1,108)
Total other changes - liabilities	(9,338)	16,124	-	6,786
Total other changes - equity	-	-	74,058	74,058
Balance as of June 30, 2022	673,242	83,236	1,134,996	1,891,474

	Liabilities	Leases	Net Equity	Total
	Loans and financing	Leases (Note 11.b)	Reserves
Balance as of January 1, 2021	89,230	75,228	116,072	280,530
Changes in cash flow from financing activities
Proceeds from loans and borrowings	88,496	-	-	88,496
Loan and borrowings payments, and lease payments	(68,265)	(7,854)	-	(76,119)
Share-based plan contributions	-	-	691	691
Interest on equity paid	-	-	(460)	(460)
Dividends paid	-	-	(71,039)	(71,039)
Total changes in financing cash flows	20,231	(7,854)	(70,808)	(58,431)
Effect of changes in exchange rates	(556)	(1,633)	-	(2,189)
Other changes - related to liabilities
New leases	-	7,011	-	7,011
Interest expense	1,013	2,659	-	3,672
Interest paid	(1,966)	(2,607)	-	(4,573)
Other costs	(2,181)	(42)	-	(2,223)
Lease write-offs	-	(197)	-	(197)
Total other changes related to liabilities	(3,134)	6,824	-	3,690
Total other changes related to equity	-	-	113,499	113,499
Balance as of June 30, 2021	105,771	72,565	158,763	337,099

39

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Loans and borrowings covenants

The loans and borrowings described above are subject to covenants, which establish the early maturity of debts. Some of the Group’s debt contracts have covenants that require it to maintain certain ratios, such as Net Debt to EBITDA (Earnings Before Interest, Depreciation and Amortization).

In addition, early maturity of the loans could be caused by:

—	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, except for the prior consent from the creditor, and if it does not affect the liquidity capacity of this instrument.
—	Failure to send the annual financial statements within 180 days of the fiscal year-end.

13           Salaries and welfare charges

	June 30, 2022	December 31, 2021
Salaries	30,306	31,342
Accrued vacation and charges	102,710	83,750
Accrued (13th) salary	2,015	-
Bonus	34,816	72,810
Withholding income tax	17,614	20,604
Payroll charges (social contributions)	19,004	18,124
Others	7,902	7,543
Total	214,367	234,173

The table below shows the movement of the bonus accrual:

	2022
	Balance as of January 1, 2022	Addition	Addition due to business combination (*)	Payment	Effect of movements in exchange rates	Balance as of June 30, 2022
Bonus	72,810	36,014	675	(71,407)	(3,276)	34,816

	2021
	Balance as of January 1, 2021	Addition	Payment	Effect of movements in exchange rates	Balance as of June 30, 2021
Bonus	52,312	28,655	(51,920)	1,956	31,003

(*) Refers to business combination of Somo on January 27, 2022 (note 2.2).

40

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

14            Accounts payable for business combination

	June 30, 2022	December 31, 2021
Dextra (note 2.1)
Acquisition cost	51,961	48,817
Retained amount	32,157	30,000
Other	8,586	6,909
	92,704	85,726
Somo (note 2.2)
Earn-out	56,066	-
Escrow account	20,392	-
Other	2,179	-
	78,637	-
Box (note 2.3)
Retained amount	8,871	-
Other	974	-
	9,845	-
Current	113,559	48,923
Non-current	67,627	36,803
Total	181,186	85,726

The table below shows the movement of the accounts payable for business combination:

	2022
	Balance as of January 1, 2022	Monetary adjustment (iii)	Price adjustment review (i)	Acquisitions (note 2.2, 2.3)	Exchange variation	FVA (ii)	Payment	Balance as of June 30, 2022
Accounts payable for business combination (note 2)	85,726	4,612	1,997	102,445	(11,032)	3,126	(5,688)	181,186

	2021
	Balance as of January 1, 2021	Acquisition of Dextra (i)	Monetary adjustment	Payment	Balance as of December 31, 2021
Accounts payable for business combination	-	133,573	3,091	(50,938)	85,726

(i)	The Management revised the purchase price on the closing date based related to the acquisition of Dextra Investimentos S.A. and reduced the price based in the amount of R$ 16,427, thus the total of consideration transferred was R$ 783,573. After the revision and agreement with the sellers, on March 30, 2022, the reduction of adjusted price was agreed in the amount of R$ 14,062, resulting in an increase in the balance to payable of R$ 2,365. In June, the Management revised the purchase price related to the acquisition of Somo and reduced the price based in the amount of R$ 368.
(ii)	Refers to the remeasurement of the SOMO earn-out due to the achievement of the Net Revenue cap foreseen in the SPA.
(iii)	Adjusted by the CDI rate.

41

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

15            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are provisioned according to the table below:

0	Balance as of January 1, 2021	Provisions	Balance as of December 31, 2021	Provisions	Provisions assumed in a business combination (note 2.3.c)	Reversal	Charges	Payments	Balance as of June 30, 2022
Tax	11	120	131	76	-	(3)	-	-	204
Labor	150	352	502	582	13,583	(270)	(11)	(4)	14,382
Total Provisions	161	472	633	658	13,583	(273)	(11)	(4)	14,586

The main labor lawsuits referred to above refer to the compliance with minimum quota of employees with disabilities and lack of control over working hours.

In relation to the business combination with Box 1824, the Group has also assumed an amount of R$ 13,583 of unmaterialized labor contingencies liability (note 2.3.c/d)

As of June 30, 2022, the Group’s judicial deposits totaled R$ 9,337 (R$ 3,079 as of December 31, 2021), recognized in the statement of financial position, in non-current assets. Of this amount, R$ 9,191 (R$ 2,933 as of December 31, 2021) refer to tax lawsuits, R$ 142 (R$ 142 as of December 31, 2021) refer to labor lawsuits and R$ 4 (R$ 4 as of December 31, 2021) refers to civil lawsuits.

Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 3,478 as of June 30, 2022 (R$ 4,292 as of December 31, 2021) of which all R$ 3,478 related to lawsuits assumed in the business combination with Dextra Group.

In relation to the business combination with Box 1824, the Group has also assumed the unmaterialized labor contingencies liability, whose likelihood of loss is regarded as possible, for which no provision was recorded, in the amount of R$ 7,514 as of June 30, 2022.

The main lawsuit assessed as possible loss refer to:

Tax lawsuits related to non-contribution tax credits referring to payroll in the period from January 1 to December 31, 2011.

 16            Employee benefits

The Group provides its employees with benefits that include medical care, dental care and life insurance during their employment. These benefits are paid by the Group and according to the category of health plans elected, with a consideration paid by the employee.

Additionally, the Group offers its employees the option to adhere to a private pension plan to which voluntary contributions are made. For CI&T Brazil, the contributions are made exclusively by the participants; for CI&T US, CI&T UK and CI&T Canada the companies contribute with the same amount as the participants up to 4% of the employee salary. In both scenarios there is no consideration to be paid by the subsidiaries, as there are no post-employment obligations. The nature of the plan allows employees to suspend or discontinue their contributions at any time and allows the Management to transfer the portfolio to another administrator.

The Group does not have additional post-employment obligations and none other long-term benefits, such as time-of-service leave, lifetime health plan and other time-service benefits.

42

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

17            Stock option plan and share based compensation

a.            Plan in force

First plan (2020 / 2021)

On March 30, 2020, the Board of Directors approved the 1st and 2nd stock option programs and, on February 26, 2021, approved the 3rd and 4th stock option programs, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity and cash.

On October 29, 2021, in connection with a restructuring (see note 1.a), the Board of Directors approved the migration of the plan from the subsidiary CI&T Brazil to the Company. The Company recognized the rights of each participant accrued under the corresponding plan and related programs and shall assume all obligations of CI&T Brazil under such plan. Since that, the Company remeasured the fair value of the stock options granted, both of the Company and of the subsidiary CI&T Brazil on the date of the plan migration. The remeasurement to fair value of the stock options granted was immaterial.

The options already granted become options granted under the CI&T Cayman Plan, provided that each option shall confer the right to acquire one class A common share issued by Company.

Considering that the number of shares forming Company’s capital stock is approximately 68.14 times the number of shares forming the subsidiary CI&T Brazil, the number of granted options and the exercise price were adjusted in the same proportion.

Stock option program (equity settled)

The following are the general conditions of the Group’s stock option plan:

Characteristics of the plans:	Plan 2020/2021 - Equity-settled
	1st and 2nd Program		3rd Program	4th Program
Grant date	01/04/2020		01/04/2021	01/04/2021
Exercise Period:	6.8 years	(i)	5.8 years	5.8 years	(i)
Exercise	-	(i)	-	-	(i)
Limit date	01/01/2027	(i)	01/01/2027	01/01/2027	(i)

Activity of stock option number
(+) Total number of granted options	3,940,478		666,616	187,820
(-) Canceled options	78,360		-	19,900
(-) Exercised options	706,531		37,070	11,621
(=) Number of options not exercised	3,155,587	(ii)	629,546	156,299	(ii)
(=) Number of outstanding options on 06/30/2022	3,155,587		629,546	156,299
(=) Number of exercisable options on 06/30/2022	1,902,444		-	-

Inputs used in the measurement
Exercise price (in reais)	9.58	(ii)	19.84	19.84	(ii)
Share price on the grant date (in reais)	21.68	(v)	21.68	21.68	(v)
Volatility (% p.a.)	24.19%	(iv)	27.73%	27.73%	(iv)
Interest rate (% p.a.)	1.53%		2.66%	2.66%
Option value (in reais)	0.48	(iii)	1,81	1,85	(iii)
Remaining average term (expected lifetime)	3.7 years	(vi)	4.3 years	4.3 years

Effects on income for the year:
Total expense attributed to the granting of options (R$)	1,846		1,275	298
Expenses incurred until December 31, 2020 (R$)	142		-	-
Expenses incurred until December 31, 2021 (R$)	668		251	48
Expenses incurred until June 30, 2022 (R$) (note 17.d)	137		128	22
Expenses to incur	899		896	228

43

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.
(ii)	Price established was based on valuation at the time the options are granted.
(iii)	Fair value based on the Black-Scholes method.
(iv)	The expected volatility was estimated based on the historical volatility of the comparable Companies share price.
(v)	The share price was determined based on valuation prepared by the Group on the date of plan migration.
(vi)	Average calculated considering that, according to the definition of the plan, 25% of the options can be exercised before the vesting period.

The Board of Directors is entitled to select the participants of the program, at its sole discretion, among the Management, executives, employees and service providers of the Company and its subsidiaries. Additionally, the Board of Directors defines the terms of each program, when the option granted to the participants will become eligible for exercise (“vesting period”), including the possibility of anticipating the vesting period.

The fair value of the stock options granted is estimated on the grant date, based on the Black-Scholes model, which considers the terms and conditions for granting the shares.

On October 29, 2021, as a result of the corporate reorganization, the exercise price of the options changed from R$ 653.21 to R$ 9.58 for the 1st and 2nd programs and changed from R$ 1,352.00 to R$ 19.84 for the 3rd and 4th programs, to be updated according to the official national price index (IPCA / IBGE). The participants must pay the exercise price in cash and the program does not provide for alternatives for paying cash back to participants.

In the period from January to June 2022, 755,222 (428,495 January to March and 326,727 in May) ordinary shares were issued as a result of the exercise of vested options arising from the share option programs (see note 18.a). Options were exercised at a price of R$ 10.89 and R$ 11.32 for 1st and 2nd stock option programs and R$ 21.68 and R$ 22.53 for 3rd and 4th stock option programs, respectively.

Second plan (2022)

On June 9, 2022, the Board of Directors approved the 2nd stock option plan, through which selected executives were granted options that confer the right to exercise the stock purchase, subject to certain conditions under the “Stock Option Plan”, with the option to settle in equity.

44

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Stock option program (equity settled)

	Plan 2022 - Equity-settled
Characteristics of the plans:
Grant date	01/04/2022
Exercise Period:	6.8 years	(i)
Exercise	-	(i)
Limit date	01/01/2029	(i)

Activity of stock option number
(+) Total number of granted options	290,099
(-) Canceled options	-
(-) Exercised options	-
(=) Number of options not exercised	290,099	(i)
(=) Number of outstanding options on 06/30/2022	290,099
(=) Number of exercisable options on 06/30/2022	-

Inputs used in the measurement
Exercise price (in dollar)	16.95	(ii)
Share price on the grant date (in dollar)	17.50	(v)
Volatility (% p.a.)	27.44%	(iv)
Interest rate (% p.a.)	0.39%
Option value (in dollar)	3.37	(iii)
Remaining average term (expected lifetime)	3.0 years	(vi)

Effects on income for the year:
Total expense attributed to the granting of options (R$)	4,593
Expenses incurred until June 30, 2022 (R$)	323
Exchange variation	(17)
Expenses to incur	4,287

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.
(ii)	Price established was based on valuation at the time the options are granted.
(iii)	Fair value based on the Black-Scholes method.
(iv)	The expected volatility was estimated based on the historical volatility of the comparable Companies share price.
(v)	The share price on the grant date.
(vi)	Average between vesting period and plan term that was set for 01/01/2029.

45

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

In the six-month period ended on June 30, 2022, the Group recognized in the statement of profit or loss an amount of R$ 610 (R$ 501 as of June 30, 2021), see details in item “d”.

b.            Stock option program (settled in cash)

As described above, the stock option program settled in cash was also migrated from the subsidiary CI&T Brazil to the Company. The number of granted options was proportionally adjusted by the equivalent of the Company’s shares.

The amount to be settled in cash is based on the increase of the Group’s share price between the grant date and the exercise date.

	Payable in cash
Granting date	04/2020		10/2021
Exercise Period:	6.8 years	(i)	5.2 years	(i)
Exercise Date	-	(i)	-	(i)
Limit date for exercising the options	01/01/2027	(i)	01/01/2027	(i)
Total number of options granted	69,774		12,130
Liabilities carrying amount as of June 30, 2022	1,501		110

(i)     Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

c.            Share based compensation - shares granted to executive officers

Box 1824

On May 31, 2022, the Company granted to the former controlling shareholder of the subsidiary Box 1824 the right to receive 45,255 shares. Box’s shareholder became executives of the Group, and the granting of the shares is conditioned to continuing employment in the Group until the first and second maturities, on May 31, 2026 and 2027, respectively. The fair value of the shares was estimated on the acquisition date of the subsidiary, based on share price, in the amount of R$ 3,521.

In the six-month period ended on June 30, 2022, the Group recognized in the statement of profit or loss an amount of R$ 64, see details below in item “d” – expenses recognized in profit or loss.

Comrade (merged into CI&T, Inc. (“CI&T US”))

In August 2017, the Company granted to the former controlling shareholders of the subsidiary Comrade, Inc. (later merged into CI&T US) the right to receive 16,530 shares. Comrade’s shareholders became executives of the Group, and the granting of the shares is conditioned to continuing employment in the Group for a period of four years from the acquisition date of Comrade. The fair value of the shares was estimated on the acquisition date of the subsidiary, using the “Black-Scholes” pricing model, in the amount of R$ 5,120.

As of June 30, 2022, there was no impact on profit or loss (R$ 211 as of June 30, 2021), see details below in item “c” – expenses recognized in profit or loss.

On October 8, 2021, the executive officers exercised the options through the issuance of 16,530 new common shares, with no par value, at the total issuance price of R$ 28,697, subscribed by McMillian Family Trust. The subscribed shares were paid through the transfer of 15,896 shares issued by the subsidiary CI&T Inc to the subsidiary CI&T Brazil.

46

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

d.            Expenses recognized in profit or loss

	June 30, 2022	June 30, 2021
Plan in force:
Equity settled	610	176
Cash settled	459	114
Shares granted to executives’ officers	64	211
Expenses recognized in profit or loss (note 20)	1,133	501
Other effects in shareholders’ equity	-	691
Total	1,133	1,192
(-) Effect of cash settled	(459)	(114)
Effect of movements in exchange rates	-	3
Total shareholders’ equity	674	1,081

18            Equity

a.            Share capital

	June 30, 2022	December 31, 2021
Number of ordinary nominative shares	133,178,767	132,197,896
Par value	0.00027	0.00027
Total share capital	37	36

As of June 30, 2022, the total issued share capital of R$ 37 (R$ 36 as of December 31, 2021) is divided into 133,178,767 common shares (132,197,896 as of December 31, 2021).

Those common shares are divided into 19,274,081 Class A common shares, including 225,649 Class A common shares that were issued as part of the payment for the Somo acquisition in January 2022 (see note 2.2) and 755,222 Class A common shares issued from January to June 2022 in connection with our stock option plan (see note 17), and 113,904,686 Class B common shares.

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holders of Class B common shares are entitled to ten votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued, however that such rights to purchase additional Class B common shares may only be exercised with Class B Shareholder Consent.

b.            Share premium

The share premium refers to the difference between the subscription price (US$ 15.00 per share) that the shareholders paid for the shares and their nominal value (US$ 0.00005 per share), as a total amount of R$ 915,947 (US$ 166,666).

47

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

c.            Capital reserve

Corporate restructuring

As described in note 1.a above, CI&T completed its corporate restructuring in November 2021. CI&T Brazil ceased to be the ultimate parent company, and CI&T (non-operating holding company) became the ultimate parent company. This transaction occurred through the transfer of the shares of its shareholders from CI&T Brazil to CI&T Delaware and, subsequently, to CI&T, which resulted in the capital increase of 121,086,781 shares at par value of R$ 0.00027 per share.

Share-based compensation

The Group has share-based compensation plans that are accounted as Capital reserve.

Additionally, in connection with the business combination of Box 1824, the Group has recorded as Capital reserve a share-based payment award included in a change-in-control clause (see note 2.3.a). Once an acquiree award that includes a change-in-control that does not require post-combination service to vest, the unvested awards are vest immediately at the transaction date.

Share issuance costs

In 2021, the Company incurred incremental costs directly attributable to the public offering, recorded in the Capital reserve.

d.            Earnings reserves

	June 30, 2022	December 31, 2021
Retained earnings reserve	125,957	125,957
Retained earnings – net profit for the period	55,222	-
Total retained earnings	181,179	125,957

e.            Dividends and interest on equity

As of June 30, 2022, the Company had no dividends liability. The approvals and payments of dividends and interest on shareholder´s equity occurred before the corporate reorganization, during 2021.

f.            Other comprehensive income

Translation differences

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

Cash flow hedges

As mentioned on note 24, in January 2022, the Company decided to apply hedge accounting for financial instruments (non-derivates), with the purpose of hedging exchange rates in transactions related to highly probable risk operations. The movement of exchange variation to be realized by future investments in acquisition and by the foreign exchange debt are accumulated in other comprehensive income.

48

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

19            Net revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Software development revenue	975,793	505,132	588,118	303,677
Software maintenance revenue	26,957	13,577	13,527	6,890
Consulting revenue	10,198	5,025	7,717	3,669
Revenue from software license agent	525	275	1,029	487
Other revenue	3,414	1,006	1,225	601
Total net revenue	1,016,887	525,015	611,616	315,324

The following table sets forth the net revenue by industry vertical for the periods indicated:

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
By Industry Vertical
Financial Services	315,064	161,466	210,089	111,268
Food and Beverages	202,056	107,988	172,169	88,112
Technology, Media and Telecom	137,443	69,690	62,491	30,142
Pharmaceuticals and Cosmetics	133,990	70,568	87,604	45,798
Retail and Manufacturing	67,053	31,624	34,210	18,232
Education and Services	36,653	16,965	23,638	11,446
Logistic and Transportation	34,632	17,596	10,155	4,923
Others	89,996	49,118	11,260	5,403
Total net revenue	1,016,887	525,015	611,616	315,324

Performance obligations and revenue recognition policies

The revenue is measured based on the consideration specified in the contract with the client. The Group recognizes revenue when it transfers control over the product or service to the customer.

The table below provides information on the nature and timing of performance obligations in contracts with customers, including the revenue recognition policies listed in the main types of services:

Type of service	Nature and timing of performance obligations	Revenue recognition in accordance with IFRS 15
Services provision: - software development; - software maintenance; - consultancy.

The Group has determined that the customer controls all work in progress as the services are provided. This is because, according to these contracts, services are provided according to the client’s specifications and, if a contract is terminated by the client, the Group will be entitled to reimbursement of the costs incurred to date, including a reasonable margin.

Invoices are issued in accordance with contractual terms and are usually paid on average in 70 days. Unbilled amounts are presented as contract assets.

The associated revenue and costs are recognized over time. The progress of the performance obligation is measured based on the hours incurred.
Software License Agency

The Group acts as an agent in software license agreements between the developer and the customer.

Invoices (related to agency fees) are issued in accordance with the contractual terms and are generally paid on average within 45 days.

Revenue related to fees as agent is recognized when contracts are entered into.

49

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, for which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

.	June 30, 2022	December 31, 2021
Local market	127,797	80,107
Foreign market	105,276	55,194
(-) Expected credit losses from contract assets	(1,378)	(913)
Total	231,695	134,388

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2021	(675)
Reversal (Provision)	(60)
Effect of movements in exchange rates	(5)
Balance as of June 30, 2021	(740)
Reversal (Provision)	(157)
Effect of movements in exchange rates	(16)
Balance as of December 31, 2021	(913)
Reversal (Provision)	(609)
Effect of movements in exchange rates	144
Balance as of June 30, 2022	(1,378)

20            Expenses by nature

Information on the nature of expenses recognized in the condensed consolidated interim statement of profit or loss is presented below:

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Employee expenses	(746,236)	(380,666)	(422,324)	(222,351)
Third-party services and other inputs	(51,323)	(27,259)	(28,892)	(13,183)
Depreciation and amortization (a)	(43,596)	(24,205)	(16,019)	(8,224)
Insurance	(7,687)	(3,579)	(472)	(224)
Short-term leases	(3,335)	(1,617)	(3,426)	(1,628)
Travel expenses	(5,119)	(3,742)	(569)	(318)
Training	(2,929)	(1,652)	(1,811)	(1,022)
Share based compensation (b)	(1,133)	106	(501)	(328)
Expected credit loss	(710)	356	(367)	2,890
Consulting (c)	(9,090)	(6,395)	(462)	(237)
Other post-acquisition expenses (d)	(8,464)	(8,464)	-	-
Other costs and expenses	(14,468)	(6,350)	(10,092)	(5,565)
Total	(894,090)	(463,467)	(484,935)	(250,190)

Disclosed as:
Costs of services provided	(670,494)	(341,502)	(394,140)	(205,768)
Selling expenses	(75,091)	(39,962)	(37,780)	(18,801)
General and administrative expenses	(143,311)	(78,390)	(54,054)	(28,328)
Research and technological innovation expenses	-	-	(4)	-
Impairment loss on trade receivables and contract assets	(710)	356	(367)	2,891
Other income (expenses) net	(4,484)	(3,969)	1,410	(184)
Total	(894,090)	(463,467)	(484,935)	(250,190)

50

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

(a)	Depreciation and amortization include R$ 19,614 (R$ 12,776 as of June 30, 2021) classified as cost of services R$ 4,958 (R$ 3,243 as of June 30, 2021) as expenses, and R$ 19,024 regarding identifiable net assets amortization as expenses.
(b)	Share based compensation includes R$ 821 (R$ 233 as of June 30, 2021) classified as cost of services and R$ 312 (R$ 268 as of June 30, 2021) as expenses.
(c)	Consulting expenses in the total amount of R$ 9,090 (R$ 462 as of June 30, 2021) related to acquisitions.
(d)	Other post-acquisition expenses include the fair value adjustment on account payables for business combination (R$ 5,123) and other expenses related to obligation of business combination (R$ 3,341).

21            Net finance costs

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Finance income:
Income from financial investments	3,555	2,170	724	306
Foreign-exchange gain (a)	107,358	45,323	11,999	3,716
Gains on derivatives	10,865	5,063	12,228	11,953
Interest received	821	621	72	34
Positive monetary variation	10	6	-	-
Other finance income	279	123	405	370
Total	122,888	53,306	25,428	16,379
Finance costs:
Exchange variation loss (b)	(92,709)	(32,019)	(17,495)	(15,921)
Loss on derivatives	(10,670)	(9,865)	(7,571)	(505)
Interest and charges on loans and leases (note 12) (c)	(37,055)	(18,918)	(3,672)	(1,738)
Bank guarantee expenses	(313)	(313)	(17)	(8)
Negative monetary variation	(4,612)	(2,579)	-	-
Other finance costs	(11,774)	(7,145)	(359)	(196)
Total	(157,133)	(70,839)	(29,114)	(18,368)
Net finance results	(34,245)	(17,533)	(3,686)	(1,989)

(a)	Foreign exchange gains are increased by the translation of assets and liabilities held in foreign currencies. The variation is mainly led by the translation of trading and financial operations R$ 71,551 (R$ 11,284 in June 2021) and functional currency R$ 29,866.
(b)	Foreign exchange losses are increased by the translation of assets and liabilities held in foreign currencies. The variation is mainly led by the translation of trading and financial operations R$ 29,992 (R$ 16,956 as of June 2021) and functional currency R$ 59,349.
(c)	The main variation of the interest and charges on loans and leases is related to loans for the Dextra acquisition of R$ 32,145.

22            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group’s consolidated effective tax rate in respect of continuing operations for the six-month period ended June 30, 2022 was 38%, and for the six-month period ended June 30, 2021 was 37%.

51

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

23            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Numerator
Profit attributable to holders of ordinary shares	55,222	25,999	84,337	44,722
Denominator
Weighted average number of basic shares held by shareholders	132,841,306	133,040,816	119,960,383	119,960,383
Earnings per share—basic	0.42	0.20	0.70	0.37

Numerator
Profit attributable to holders of ordinary shares	55,222	25,999	84,337	44,722
Denominator
Weighted average number of diluted shares held by shareholders	132,841,306	133,040,816	122,153,579	119,960,383
Net earnings per share – diluted	0.42	0.20	0.69	0.37

Weighted average number of common shares

	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Weighted average ordinary shares (basic)	132,841,306	133,040,816	119,960,383	119,960,383
Effect of stock options when exercised	-	-	2,193,196	-
Weighted average number of ordinary shares	132,841,306	133,040,816	122,153,579	119,960,383

24            Financial instruments and risk management

24.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. The control policy consists of monitoring the terms contracted against current terms and conditions in the market. The Company does not make investments of speculative nature in derivatives or any other risk assets (see note 6.2).

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

●	Cash and cash equivalents and financial investment: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
●	Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. Their carrying amount is a reasonable approximation of fair value.
●	Loans and borrowings: classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.

52

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

●	Derivative financial instruments: The Group used derivative financial instruments to manage the interest rate risk exposure and foreign exchange risk exposure. The interest rate risk arises from the possibility of the Group incurring losses because of interest rate fluctuations that increase finance costs related to loans, while foreign exchange risk arises from the possibility of changes that may occur in the Company´s future cash flows. Existing contracts were maintained: NDFs — non-deliverable forwards and Swaps are used for operations with derivative instruments, for the discounted cash flow model for fair value calculation, with future dollar and interest assumptions obtained at B3 — Brasil, Bolsa, Balcão. Black and Scholes fair value statistical model is used for transactions with currency option (dollar), with future dollar and interest assumption obtained at B3. The financial instruments were valued by calculating the present value through the use of market curves that impact the specific instrument on the calculation dates. For this, future curves of USD Libor 3M, exchange coupon, DI (interbanking deposit) and currency quotation are used. For interest rate swaps, the present value of the asset position and the liability position, both are estimated by discounting cash flows at the interest rate of the currency in which the swap is denominated. The difference between the present value of the asset and the liability position of the swap generates its fair value.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, segregated by category:

	June 30, 2022
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	104,190	-	-	104,190
Financial investments	253,304	-	-	253,304
Trade receivables	416,728	-	-	416,728
Contract assets	231,695	-	-	231,695
Derivatives	-	7,736	-	7,736
Non-derivatives financial instruments – exports revenue	-	-	9,595	9,595
Other assets	40,542	-	-	40,542
	1,046,459	7,736	9,595	1,063,790

Financial liabilities
Suppliers and other payables	24,655	-	-	24,655
Loans and borrowings	673,242	-	-	673,242
Lease liabilities	83,236	-	-	83,236
Accounts payable for business combination	181,186	-	-	181,186
Derivatives	-	7,033	-	7,033
Non-derivatives financial instruments – exports revenue	-	-	33,614	33,614
Non-derivatives financial instruments – financial investments	-	-	15,716	15,716
Contract liabilities	11,771	-	-	11,771
Other liabilities	22,681	-	-	22,681
	996,771	7,033	49,330	1,053,134

53

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

	December 31, 2021
	Amortized cost	Assets/liabilities measured at FVTPL	Assets/liabilities measured at FVOCI	Total
Financial assets
Cash and cash equivalents	135,727	-	-	135,727
Financial investments	798,786	-	-	798,786
Trade receivables	340,519	-	-	340,519
Contract assets	134,388	-	-	134,388
Derivatives	-	896	-	896
Other assets	32,968	-	-	32,968
	1,442,388	896	-	1,443,284

Financial liabilities
Suppliers and other payables	33,566	-	-	33,566
Loans and borrowings	788,709	-	-	788,709
Lease liabilities	81,888	-	-	81,888
Accounts payable for business combination	85,726	-	-	85,726
Derivatives	-	535	-	535
Contract liabilities	13,722	-	-	13,722
Other liabilities	15,329	-	-	15,329
	1,018,940	535	-	1,019,475

24.2            Financial risk management

The Group’s operations are subject to the following risk factors:

a.            Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in national economic policy, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1            Foreign exchange risk management

The Group is exposed to foreign exchange risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries.

Therefore, foreign exchange risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, consequently, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian Reais) and, consequently, are not exposed to exchange rate changes. The Group is exposed to exchange rate risk on its financial investments, suppliers and other payables, trade receivables, loans and borrowings, accounts payable for business combination, lease liabilities and derivatives. See below the total amount exposure to foreign currency:

	June 30, 2022			December 31, 2021
	USD	GBP	Other	USD	GBP	Other
Financial investments	253,304	-	-	798,786	-	-
Suppliers and other payables	(4,662)	(2,493)	(1,276)	(8,763)	-	(722)
Trade receivables	257,461	42,575	4,168	233,724	-	7,273
Loans and borrowings	(241,455)	-	-	(266,561)	-	-
Accounts payable for business combination	-	(78,638)	-	-	-	-
Lease liabilities	(29,984)	(2,554)	(1,508)	(32,159)	-	(962)
Derivatives	(7,033)	-	-	361	-	-
Net exposure	227,631	(41,110)	1,384	725,388	-	5,589

54

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

At the beginning of the transaction, the Company documents the relationship between the hedging instruments and the hedged items, for the purpose of risk management and the strategy for carrying out hedging transactions.

Cash flow hedge for the Group's future investments:

In January 2022, the Group decided to apply hedge accounting for certain financial instruments (non-derivatives) (see note 2.2.), with the purpose of hedging exchange rates in transactions related to highly probable risk operations.

Based on the Group's risk management and considering the existing natural hedge on exchange rate variations, the Group designates hedge relationships between “highly probable future acquisitions” (hedged item) and non-derivative US dollar financial investments (hedging instruments), and their exchange effects are recognized at the same time in the statements of profit or loss.

Exchange rate variations in proportions of cash flows from financial investments in US dollars (non-derivative financial instruments) are designated as hedging instruments. At the inception of designated hedging relationships, the Group documents the risk management objective and strategy for undertaking the hedge. The Group also documents the economic relationship between the hedged item and the hedging instrument, including identification of: (i) the hedging instrument; (ii) the hedged item; (iii) the nature of the risk being hedged; and (iv) the assessment whether the hedging relationship meets the hedge effectiveness requirements.

At January 3rd, 2022, the Company has designated hedge relationships “highly probable future acquisitions” and non-derivative US dollar financial investment per a total amount of US$ 104,615. On January 27, 2021, as mentioned in note 2.2, the Company has acquired the Somo Group. In connection with this acquisition, an amount of US$ 64,615 was realized to investments. The remaining balance of US$ 40,000 as of June 30, 2022, is still aligned to highly probable future acquisitions for the year of 2022. The Group monitors on a monthly basis the relationships between the hedge item and hedging instruments.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable future acquisitions” of each month and the proportions of cash flows from financial investments made abroad, used in each relationship and individual hedge, have the same face value in US dollars. The Company considers as “highly probable future acquisitions” only part of its total planned acquisitions.

The exposure of the Group's future investments in acquisitions in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars financial investments (asset position) to the same type of risk.

a.2            Cash flow hedge for the Company's future Revenues:

export revenues:

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of profit or loss in the same periods.

55

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The schedule of cash flow hedge involving the Company´s future exports as of June 30, 2022 is set below:

					Present value of hedging instrument notional value at June 30, 2022
Hedging Instrument	Hedged Transaction	Nature of the Risk	Maturity Date	USD	BRL
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency - Real vs U.S. Dollar Spot Rate	2022 to 2026	50,000	261,900

Citibank (i)			2026	30,000	157,140
Citibank (ii)			2022	2,000	10,476
Citibank (ii)			2023	3,000	15,714
Banco do Brasil (ii)			2022	10,000	52,380
Bradesco (ii)			2023	3,000	15,714
Citibank (ii)			2023	2,000	10,476
Total amounts designated as of June 30, 2022				50,000	261,900

(i)    Export credit note - NCE: Refers to financing to export software development services.

(ii)  Advance on Foreign Exchange Contract (ACC).

Changes in the fair value of USD foreign exchange debt obligation (non-derivative financial instruments) designated as effective cash flow hedges have their effective component recorded in Equity, Other Comprehensive Income (“OCI”) and the ineffective component recorded in Statement of Profit or Loss, in finance income (expense). The amounts accumulated in Equity are recognized in the Statement of Profit or Loss in the years in which the hedged item affects the result, the effects of which are appropriated to the result, in order to minimize the variations in the hedged item.

The individual hedge relationships are established on a one-to-one basis, that is, the “highly probable exports” of each month and the proportions of cash flows from foreign exchange debt obligation made abroad, used in each relationship and individual hedge, have the same face value in US dollars.

The exposure of the Group's future exports in hard currency to the risk of variations in the R$/US$ exchange rate (liability position) is offset by an inverse exposure equivalent to its US dollars debt (asset position) to the same type of risk.

56

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Hedge Accounting Effects

The movement of exchange variation accumulated in other comprehensive income as of June 30, 2022, realized by investments in acquisitions and to be realized by future investments in acquisitions are set out below:

Exchange variation
Balance as of December 31, 2021	-
Recognized in Other comprehensive income	(31,850)
Reclassified to the statements of financial position - occurred investments in acquisitions	16,134
Balance as of June 30, 2022	(15,716)

The movement of exchange variation accumulated in other comprehensive income as of June 30, 2022, realized by occurred exports and to be realized by occurred exports are set out below:

Exchange variation
Balance as of December 31, 2021	-
Recognized in Other comprehensive income	(24,019)
Reclassified to the statements of profit or loss - occurred exports	-
Balance as of June 30, 2022	(24,019)

As of June 30, 2022, the annual expectation of realization of the exchange variation balance accumulated in equity is R$ 6,932.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

Hedge relationships may be discontinued and/or restarted in compliance with the risk management strategy. In this sense, such evaluations are carried out quarterly. In such hedges, the effective portion of foreign exchange gains and losses arising from hedging instruments is recognized in equity, in other comprehensive income, and transferred to statements of profit or loss when the hedged item affects profit or loss for the period. If the future investments (hedged item) are no longer considered highly probable, the hedge relationship is revoked, and the exchange variation accumulated up to the date of revocation is reclassified to profit or loss.

Additionally, when a financial instrument designated as a hedging instrument expires or is settled, the Group may replace it with another financial instrument, in order to ensure the continuity of the hedging relationship. Similarly, when a transaction designated as a hedged item takes place, the Group may designate the financial instrument that hedged that transaction as a hedging instrument in a new hedging relationship. The ineffective portion of exchange rate variations arising from hedging instruments is recorded in the financial result for the period. The Group decided to apply cash flow hedge accounting and financial instruments designated for hedge accounting were classified as cash flow hedges. The effective amount of gain or loss on the instrument is accounted for under the heading “Other comprehensive income” and the ineffective amount under the heading of “Profit or loss”, with the accumulated gains and losses recognized in profit or loss or balance sheet.

a.3            Interest rate risk management

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

Sensitivity analysis of non-derivative financial instruments

Exchange rate fluctuation and changes in interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and loans and borrowings.

57

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially, through the contracting of derivative financial instruments and natural hedge, balancing financial assets and liabilities in foreign currency. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)	Probable scenario: The Group’s projections, based on internal and external data, considered the highest projection expected by the Company for the next 12 months: (i) the interest rate index in order to analyze the sensitivity of the index in short-term investments and loans and borrowings was 13.95% for CDI and 2.93% for Libor (only applicable for some loans and borrowings); (ii) the exchange rate of R$ 5.1999 USD, related to the closing rate projected by the Company, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.

(ii)	Adverse scenario: considered a variation of 25% in the main risk factor of each transaction.

(iii)	Remote scenario: considered a variation of 50% in the main risk factor of each transaction.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was June 30, 2022, projecting the indexes for one year and verifying their sensitivity in each scenario.

Sensitivity analysis for interest rate risk

	Risk	Exposure in R$	Period rates	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Short-term financial investments	Interest rate increase – CDI	41,288	13.15%	13.95%	17.44%	20.93%
				330	1,771	3,212
Loans and borrowings	Interest rate increase – CDI	(315,972)	13.15%	13.95%	17.44%	20.93%
				(2,528)	(13,555)	(24,583)
Loans and borrowings	Interest rate increase - Libor	(143,126)	1.56%	2.93%	3.66%	4.40%
				(1,961)	(3,006)	(4,065)
Derivatives (interest rate swap)	Interest rate increase - Libor	143,126	1.56%	2.93%	3.66%	4.40%
				1,961	3,006	4,065
Net effect				(2,198)	(11,784)	(21,371)

58

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Sensitivity analysis for exchange rate risk

	Risk	Exposure in US$	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - USD	5.2380	5.1999	6.4999	7.7999
Financial investments		45,359	(17,442)	41,525	100,492
Suppliers and other payables		(888)	44	(1,110)	(2,264)
Trade receivables		49,039	(2,463)	61,288	125,038
Loans and borrowings		(50,250)	(19,840)	(85,165)	(150,490)
Derivatives		20,899	(796)	26,372	53,541
Lease liabilities		(9,758)	(20,757)	(33,442)	(46,127)
Net effect			(61,254)	9,468	80,190

	Risk	Exposure in $	Probable scenario (I)	Adverse Scenario (II)	Remote Scenario (III)
Net exchange variation on transactions
Exchange variation in the year	Foreign currency appreciation - GBP	6.3726	6.6040	8.2550	9.9060
Suppliers and other payables		(395)	(116)	(768)	(1,420)
Trade receivables		6,753	2,022	13,171	24,320
Lease liabilities		(401)	(94)	(756)	(1,418)
Accounts payable for business combination		(12,340)	(2,855)	(23,229)	(43,602)
Net effect			(1,043)	(11,582)	(22,120)

b.            Credit Risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyzes the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

The Group held cash and cash equivalents of R$ 101,286 on June 30, 2022 (R$ 135,727 as of December 31, 2021) and financial investments of R$ 253,304 on June 30, 2022 (R$ 798,786 as of December 31, 2021). The cash and cash equivalents and financial investments are held with bank and financial institution counterparties, which are rated BB- to A+, based on Standard & Poor’s ratings.

59

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	June 30, 2022	December 31, 2021
Hedge financial instruments - SWAP	7,736	896
Cash and cash equivalents	104,190	135,727
Financial investments	253,304	798,786
Trade receivables	416,728	340,519
Contract assets	231,695	134,388
Other receivables (current and non-current)	40,542	32,949

On June 30, 2022, the exposure to credit risk for trade receivables, contract assets and other receivables by geographic region was as follows:

	June 30, 2022	December 31, 2021
NAE (North America and Europe)	428,142	297,430
North America	356,327	287,992
Europe	71,815	9,438
LATAM (Latin America)	254,521	202,528
APJ (Asia, Pacific and Japan)	6,302	7,917
Total	688,965	507,875

c.            Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions, and other indebtedness such as working capital agreements in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 12.

60

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	2022
	Carrying amount	Cash contractual cash flow	6 months or less	6- 12 months	1-2 years	2-5 Years	More than 5 years
Non-derivative financial liabilities
Trade payables	24,655	24,655	24,655	-	-	-	-
Loans and borrowings	673,242	835,009	126,483	106,860	139,372	462,294	-
Lease liabilities	83,236	110,358	55,647	-	10,282	32,590	11,839
Accounts payable for business combination	191,031	198,840	55,647	59,023	13,239	59,092	11,839
Contract liabilities	11,771	11,771	11,771	-	-	-	-
Other payables (current and non-current)	22,681	22,681	22,681	-	-	-	-
Non-derivatives financial instruments	49,330	49,330	49,330	-	-	-	-
Derivatives	7,033	7,033	7,033
	1,062,979	1,259,677	353,247	165,883	162,893	553,976	23,678

	2021
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-6 years
Non-derivative financial liabilities
Trade payables	33,566	33,566	33,566	-	-	-
Loans and borrowings	788,709	974,942	136,161	88,045	171,022	579,714
Lease liabilities	81,888	87,662	12,435	12,251	22,284	40,682
Accounts payable for business combination	85,726	85,726	1,064	47,860	12,179	24,623
Contract liabilities	13,722	13,722	13,722	-	-	-
Other payables (current and non-current)	15,329	15,329	15,329	-	-	-
Derivatives	535	535	535	-	-	-
	1,019,475	1,211,482	212,812	148,156	205,485	645,019

61

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Bank credit lines

	June 30, 2022	December 31, 2021
Used	-	11,161
Not used	54,999	47,434
	54,999	58,595

The Group has credit lines credit lines for working capital with the banks HSBC and Citibank, in the amount of US$ 10,500 or R$ 54,999, at the exchange rate of 5,2379, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Brazilian Central Bank, partially used (note 12).

24.3            Derivative financial instruments

The Group held derivative financial instruments to hedge its foreign currency and interest rate risk exposures. As of June 30, 2022, the Group no longer entered into purchase and sale agreement for derivative financial instruments (NDFs). Meanwhile, existing NDF contracts remain valid.

Fair value estimated for derivative financial instruments contracted by the Group was determined according to information available in the market, mainly through financial institutions and specific methodologies of assessment. However, considerable judgment is necessary to understand market data in order to produce the fair value estimate for each operation. Consequently, the estimates do not necessarily indicate the amounts that will be effectively realized at settlement.

For comparison purpose, as of December 31, 2021, the Group had the following agreements for financial derivatives (NDFs):

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
February 25, 2022	(560)	5.6220	(3,148)	5.3459	(17)
Total					(17)

The Group also used options in order to protect exports against the risk of exchange variation. The Group may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

As of June 30, 2022, the Group has no balances involving options to buy and sell currencies. For comparison purpose, the composition of the balances involving options to buy and sell currencies as of December 31, 2021, is as follows:

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
01/21/2021 - 01/17/2022	875	Put option	4,900	5.8257	(349)
02/25/2021 - 02/25/2022	490	Put option	2,909	5.6490	(170)
Subtotal					(519)

01/21/2021 - 01/17/2022	875	Call option	(4,900)	5.5563	298
02/25/2021 - 02/25/2022	490	Call option	(2,909)	5.4690	196
Subtotal					494
Total					(25)

62

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

During 2021, the Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	2022
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-months LIBOR	3.07%	7,736
07/07/2026	-	10,000	CDI	Foreign Exchange + 4.90%	(7,033)
					703

	2021
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30,000	152,100	3-month LIBOR	3.07%	403
					403

24.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the group may have access to on the measurement date;

Level 2 - Observable information for the asset or liability, directly or indirectly, except for quoted prices included in Level 1; and

Level 3 - Unobservable data for the asset or liability.

	Carrying amount		Fair value
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Level 2
Derivatives:
Non-Deliverable Forward - NDF	-	(17)	-	(17)
Interest rate swap	703	403	703	403
Call and put option term	-	(25)	-	(25)
Total	703	361	703	361
Non-derivatives
Lease liabilities	(83,236)	(81,888)	(110,358)	(87,662)
Loans and borrowings	(673,242)	(788,709)	(835,009)	(974,942)
Accounts payable for business combination	(191,031)	(85,726)	(198,840)	(85,726)
Total	(947,509)	(956,323)	(1,144,207)	(1,148,330)
Total	(946,806)	(955,962)	(1,143,504)	(1,147,969)

Cash and cash equivalents, financial investments, trade receivables and suppliers and other payables were not included in the table above. The Group understands that these financial instruments have no classification, as the carrying amount of these items is a reasonable approximation of fair value.

63

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

25            Related parties

Transactions with key management personnel

The Group paid R$ 6,788 as of June 30, 2022 (R$ 7,056 as of June 30, 2021) as direct compensation to key management personnel. These amounts correspond to the executive board compensation, related social charges and short-term benefits and are recorded under line “General and administrative expenses”.

The executive officers also participate in the Group's stock option program (see note 17). For the six-month period ended on June 30, 2022, R$ 10 (R$ 7 in 2021) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

26            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial statements for decisions.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

The CODM reviews relevant financial data on a consolidated basis for all subsidiaries. CODM makes decisions and regularly evaluates the performance of Group’s services as a whole in a single operational and reportable segment.

The table below summarizes net revenues by geographic region:

.	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
NAE (North America and Europe)	508,993	267,464	312,810	159,187
North America	423,244	219,304	301,584	152,574
Europe	85,749	48,160	11,226	6,613
LATAM (Latin America)	477,280	242,574	277,818	146,641
APJ (Asia, Pacific and Japan)	30,614	14,977	20,988	9,496
Total (Note 19)	1,016,887	525,015	611,616	315,324

Net revenues by geographic area were determined based on the country where the sale was made. The net revenue from a single customer represents 16% of the Company’s total net revenues as of June 30, 2022 (24% as of June 30, 2021).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the periods indicated:

.	Period ended June 30, 2022	Quarter ended June 30, 2022	Period ended June 30, 2021	Quarter ended June 30, 2021
Top client	162,608	86,777	146,067	75,030
Top 10 clients	528,927	275,596	447,098	231,165

64

CI&T Inc.

Unaudited condensed consolidated interim financial statements

June 30, 2022

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location:

.	June 30, 2022	December 31, 2021
Brazil	863,778	837,865
Abroad:
United States of America	391,766	38,417
Japan	441	176
China	1,653	2,239
Canada	356	284
Portugal	494	387
Other countries	5,508	82
Total	1,263,996	879,450

27            Subsequent events

CI&T Colombia – new subsidiary

On July 11, 2022, the Company established the new indirect operating subsidiary CI&T Colombia S.A.S (“CI&T Colombia”). The main office is located at Medellín, Antioquia, Colombia.

Business combination – Transpire acquisition
On August 16, 2022, the Company announced the execution of a sale and purchase agreement to acquire Transpire Technology Pty Ltd ("Transpire"), an award-winning Australian technology consultancy, to enhance its growth in Asia Pacific (“APAC”) region.

The completion of this transaction is subject to the satisfaction of customary closing conditions and is expected to happen during the third quarter of 2022.

65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 17, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

(2Q22 Earnings Release, Unaudited condensed consolidated interim financial information for the three and six-month periods ended June 30, 2022 and 2021)